
ELEVEN

7-Eleven, Inc., 2002 Annual Report

OUR BRAND OF RETAIL

Financial Highlights

(Dollars in millions, except earnings per share and store data)	2000	2001	2002
For the Year:			
Merchandise Sales [1]	$6,523.3	$6,909.6	$ 7,279.6
Gasoline Sales [1]	2,655.4	2,712.7	2,830.1
Total Net Sales [1]	9,178.7	9,622.3	10,109.7
Other Income [1]	104.7	112.0	103.1
Total Revenues [1]	9,283.4	9,734.3	10,212.8
Core Earnings [1][2]	106.9	103.3	76.2
Net Earnings [3]	108.3	83.7	12.8
Core Earnings Per Common Share (Diluted) [1][2]	0.97	0.90	0.69
Net Earnings Per Common Share (Diluted) [3]	0.98	0.75	0.13
EBITDA	472.3	483.0	413.1
Weighted Average Shares Outstanding (Diluted) [4]	121.4	125.9	111.5
U.S. Same-Store Merchandise Sales Increase [5]	5.3%	5.1%	3.3%
Gasoline Gallons Sold [1]	1,730.9	1,865.7	2,037.3
As of Year-End:			
Number of 7-Eleven Stores in U.S. and Canada	5,756	5,829	5,823
Total 7-Eleven Stores Worldwide	21,142	22,648	24,434
Total Sales in 7-Eleven Stores Worldwide	$ 29,327	$ 31,077	$ 32,807

(1) Prior-year amounts on the Statement of Earnings have been reclassified to discontinued operations to conform to the current-year presentation in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) Core earnings and core earnings per diluted share have been adjusted to exclude unusual items, cumulative accounting changes and discontinued operations.

(3) Net earnings in 2001 included an after-tax cumulative effect of accounting change of $(9.8) million in connection with the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Net earnings in 2002 included an after-tax cumulative effect of accounting change of $(28.1) million in connection with the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations."

(4) In 2002 the shares in connection with the 1995 Convertible Quarterly Income Debt Securities were antidilutive to earnings per common share and are not assumed converted for weighted average shares outstanding.

(5) U.S. Same-Store Merchandise Sales have been adjusted for leap year in 2000 and 2001. On an actual basis, the increase was 5.6% and 4.8% for the years 2000 and 2001, respectively.

U.S. and Canada Merchandise Sales
($ in Millions)


7,500
7,000
6,500
6,000
5,500
2000
2001
2002

U.S. and Canada Gasoline Gallons
(Gallons in Millions)


2,200
2,000
1,800
1,600
1,400
1,200
1,000
2000
2001
2002

Global Store Count


25,000
20,000
15,000
10,000
2000
2001
2002

2002 Financial Highlights

In 2002 we crossed the $10 billion level in total sales from our convenience stores for the first time, with six million customers a day choosing 7-Eleven for a variety of quality products. From their early morning ritual of coffee to a late-night snack, meeting customers' expectations at our 5,823 7-Eleven stores throughout the U.S. and Canada is a 24-hour-a-day obligation. One we take seriously.

Total Sales
(U.S. and Canada)



28.0% Gasoline Sales
72.0% Merchandise Sales

Merchandise Sales
(U.S. and Canada)



2.6% Services
3.2% Other
4.1% Prepaid Products
4.4% Dairy Products
6.6% Fresh Foods
7.4% Non-Foods
10.7% Candy/Snacks
11.0% Beer/Wine
22.5% Beverages
27.5% Tobacco Products

Merchandise

We develop innovative products with key suppliers to meet customers' convenience needs and provide a unique shopping experience. We strive to introduce products that are first, best and available only at 7-Eleven stores, which drive sales, differentiate our stores and improve customer satisfaction.

Our strategy produced a merchandise sales increase of $370.0 million to $7.3 billion, or 5.4 percent, over 2001. Growth was driven primarily by a 3.3 percent increase in U.S. same-store sales for 2002, on top of a 5.1 percent increase for 2001. Our continued focus on product assortment, keeping pace with the constantly changing needs of convenience customers, has directly contributed to a five-year record of solid same-store sales growth. Key contributors to the merchandise sales growth in 2002 were increases in the categories of cigarettes, beer, prepaid cards, noncarbonated beverages, fresh food items and candy.

Gasoline

7-Eleven's 24-hour availability and pay-at-the-pump technology makes gasoline a convenient product for our customers. Our current gasoline supply agreement with Citgo Petroleum Corporation gives us the ability to consistently offer customers a competitive price at our 2,480 locations.

Due to our daily management of retail gasoline pricing store by store, we delivered a gasoline sales increase of $117.4 million to $2.8 billion, or 4.3 percent, for 2002 over 2001. This was despite a six-cent decline in the average retail price year over year. Total gasoline gallons rose 9.2 percent to 2.0 billion gallons. Average gallons sold per store, a measure of year-over-year performance, increased 4.3 percent.

Retailer Initiative

Technology-Enabled Retailing

Item-by-Item Management







Managed Distribution

Team Merchandising



ehind the 7-Eleven brand is our unique way of doing business. We call it Retailer Initiative. Simply, it's the process of using knowledge to satisfy the changing needs of customers, store by store, item by item, day by day. Retailer Initiative is more than a proven business model. It's fundamental to who we are and what we sell. It differentiates us from our competition and ensures that our customers will always find what they want, when and where they want it. And isn't that what convenience was meant to be?

Shareholder's Letter

Dear Fellow Shareholders:

Last year was significant for 7-Eleven for more than a celebration of our 75th anniversary. We continued to realize significant accomplishments in a year when many retailers were struggling to adapt to an uncertain future. For example, our company achieved solid same-store merchandise sales growth for the fifth consecutive year, and we exceeded financial forecasts for each quarter. At the same time, we continued to reinvest in 7-Eleven's future.

These accomplishments are validation that our strategy works. For the first time, revenue from our convenience store operations exceeded $10 billion. Merchandise gross profit grew to $2.5 billion, an increase of 4.9 percent per store. Gross profit margin improved 51 basis points from 34.23 percent to 34.74 percent compared to the prior year. In two of the toughest retail months on record, November and December 2002, 7-Eleven posted same-store merchandise sales increases that were among the highest in the retail industry. We call this winning strategy **Retailer Initiative**, and we're applying it throughout our organization.

> "Retailer Initiative enables 7-Eleven to combine the strength of our global brand and infrastructure with the store-by-store customer knowledge of the individual entrepreneurs who operate each store."

Retailer Initiative enables 7-Eleven to combine the strength of our global brand and infrastructure with the store-by-store customer knowledge of the individual entrepreneurs who operate each store. Retailer Initiative is made possible by retooling every aspect of 7-Eleven — from infrastructure to inventory management. Now we combine our strength of global buying power with an item-by-item focus that allows store owners to select products that appeal to the unique needs of their neighborhoods. A new distribution agreement with McLane Company along with a national network of third-party combined distribution operators makes this logistically feasible. We enjoy both savings in cost of goods and increased efficiency of orders and deliveries.



James W. Keyes
President and
Chief Executive Officer

Our Retailer Initiative strategy also helped us reach our tenth straight year of stable gasoline margins, even amid an unstable marketplace. With many retailers selling gasoline at or below cost for much of the year, 7-Eleven's gasoline gross profit per gallon was 12.7 cents, or $259.3 million. Our total gasoline gallons sold increased by 9.2 percent to 2.0 billion gallons, with average gallons sold per store increasing to 4.3 percent. With Retailer Initiative, we have the capability to manage daily gasoline inventory levels and retail prices at each store, moderating the volatility typically associated with this marketplace.

During this time of sustained improvement in sales and margin, we continued to reinvest in our company. As a result, net income did not keep pace with the prior year. We announced in early 2002 that we anticipated higher operating, selling, general and administrative (OSG&A) expenses due to higher occupancy costs from store openings, greater employee-related expenditures and increased technology-related expenses. A change in the level of royalty fees received from international licensing and the adoption of several new accounting standards were also anticipated.

Our focus is on reducing OSG&A as a percent of total revenue through continued sales growth and improved efficiencies and investing in our key initiatives, which continues to provide encouraging results and positions the company for profitable growth, our highest priority.


SLURPEE

Mountain Dew® Blue Shock Slurpee®
National media advertising added energy and edge to Slurpee, America's favorite frozen beverage, highlighting exciting fun new flavors.

Company Initiatives

7-Eleven Fresh Food

Eighty percent of our store network receives daily deliveries of milk, bread, sandwiches and bakery items, thanks to an expanding nationwide network of third-party commissary, bakery and combined distribution centers (CDCs). In October, a CDC in Southern California began providing 700 stores with fresh foods daily.

We're continually developing proprietary fresh foods, many introduced in 2002: the Big Eats Deli™ sandwich won The American Tasting Institute's 2002 Gold Medal Taste Award. Our newest bakery product, the Big Eats Bakery Dreammm Donut™, nearly doubled bakery sales in pilot markets after its introduction. Go-Go Taquitos™, a product that broke into our Top-Ten Best-Sellers list for the year with only seven months of sales, is being copied at quick-service restaurants nationwide.

These products, made with premium ingredients and a short shelf code for maximum freshness, contributed to a double-digit improvement in fresh food sales in 2002. We will make further progress in 2003 as we continue to make high-quality, portable fast foods that become part of our customers' definition of convenience.



Go-Go Taquitos™
With a continuous offering of new flavors, Go-Go Taquitos become one of our most successful new products in 2002.

7-Eleven Services

Already a leader in prepaid services, we introduced a number of new products during 2002. One of our most successful was a holiday gift package that included several manufacturers, a practice that we call *Team Merchandising*. For $99 customers received $150 worth of merchandise — a cellular phone, prepaid phone card and accessories. If the customer took advantage of the manufacturers' rebate, the package was essentially free! While this promotion was an obvious draw, the reloadable cell phone continually brings customers back to the store to prepay for service.

In early 2003 we launched the stored value 7-Eleven Convenience Card™, a quick and easy payment method for our store and gasoline customers that is less costly to process than a credit card transaction.



Holiday gift package
Constant innovation has contributed to increased sales in our prepaid business. During the 2002 holiday season, we assembled an ideal gift package.

We expanded our Vcom® introduction to more than 340 units. This easy-to-use self-serve financial services kiosk currently provides access to check cashing, ATM, money orders and wire transfers with well-recognized partners like American Express®, Western Union®, Verizon® and Certegy®, and will offer more services in the future. We will complete the initial 1,000-unit rollout by the second quarter of 2003, to become a convenient destination for financial service products.

7-Eleven People

The strength of 7-Eleven that sets us apart from other retailers is the dedication of hard-working 7-Eleven people...franchisees, licensees and employees. Many retailers will continue to use technology to keep pace with the changing needs of customers. At 7-Eleven, technology is just part of the answer. Our vision is to use technology as an enabler by providing data and placing easy-to-use decision making tools in the hands of all 7-Eleven retailers.


CHECKS CASHED
ATM

Vcom®
Customers have embraced Vcom, a one-stop, automated financial services kiosk.

Furthering Retailer Initiative requires effective communication, alignment among our employees and franchisees, as well as improved training. We took the opportunity on our 75th anniversary to have a national University of 7-Eleven educational forum where we shared best practices to successfully implement Retailer Initiative with thousands of franchisees, licensees and employees.

To fulfill our role in the communities we serve and to enhance the pool of qualified, educated applicants for 7-Eleven, we created a new public charity called the Education is Freedom (EIF) Foundation. The foundation's premise is simple. It provides an opportunity for B-average or better high school graduates a chance to go to college. We use the fund-raising power of our countertop canisters, which have raised nearly $100 million for charity during the last 20 years, to help support EIF's scholarship efforts. EIF will help 7-Eleven by building good relationships with our communities and by improving the academic strengths of potential employees. All are welcome to join 7-Eleven in this worthwhile effort.

Ultimately, our success in Retailer Initiative will depend on people. Through various initiatives from EIF for community outreach, to training, to new leadership development programs...7-Eleven recognizes the importance of people as its strongest and most important asset.

This is a belief shared by 7-Eleven's licensed operations worldwide. Around the globe, our licensees added 1,800 new stores to the 7-Eleven community. The latest opportunity, a license agreement in the People's Republic of China in Beijing, is expected to be completed during 2003, contributing to further opportunities in this exciting international market.

"We are committed to improving the profitability of the company, and expect the operating performance in 2004 and beyond to be reflective of the dominance of the 7-Eleven brand in the convenience retail industry."

With the foundation built over the last several years, I am more optimistic than ever about the future of our company. We accomplished a great deal in 2002 but much of the infrastructure improvement remains unseen. Our continued ability to produce strong same-store sales results is evidence of progress, and our ability to keep pace with the changing needs of the retail customer is the key to rewarding you as a shareholder. We are committed to improving the profitability of the company, and expect the operating performance in 2004 and beyond to be reflective of the dominance of the 7-Eleven brand in the convenience retail industry.



Retailer Initiative
It starts by focusing on the customer.

As you read this report, I believe you will see that we are creating the framework from which to improve the strength of our brand and achieve sustainable profitable growth. In turn, I hope you share my confidence that our ability to deliver on our Retailer Initiative strategy will better serve our customers, franchisees and employees, and produce value for you, our shareholder.

Sincerely,

James W. Keyes
President and Chief Executive Officer

A key to Retailer Initiative: People using technology.

7-Eleven is succeeding by leveraging two strengths — people and technology — by combining our Retail Information System with the grass-roots knowledge of our individual store sales associates. The result is product assortment decisions that are made store by store, one item at a time, based on what a particular store's customers want. Technology plays a central role, but the critical decisions are made in the stores, by people who serve and interact with our customers every day.

Finding, retaining and engaging the right people are, of course, challenges for any retailer, including 7-Eleven. Our recruitment and incentive programs are helping meet those challenges. Our training and educational programs give our people the knowledge they need to make informed decisions, and our technology helps them make those decisions efficiently and effectively.

They aren't conventional store clerks, store managers, franchisees or employees. They are all 7-Eleven retailers taking the initiative.

Customers.
We serve six million customers a day, but individual customer contact in our stores is the true power behind our brand. We track each purchase. We talk to our customers. We know who they are and what they want.



Products.
Millions of times each day customers tell us what they like, what they're tired of and what's new and hot. It keeps our merchandisers ahead of the curve.



Ordering.
Our 7-Eleven retailers order product for their stores based on data. They can weed out slow-moving items and stay in stock on customers' favorites to maximize sales.



Power.
We leverage the strength of our well-recognized brand, scale and infrastructure with the passion of local entrepreneurs to grow our business.


ELEVEN

The Five Fundamentals of Convenience.

Quality.
Today's consumers demand freshness and innovation. We strive to meet that expectation with every product. This quest for absolute quality is what differentiates 7-Eleven.



Value.
Customers can count on an everyday fair price on everyday staples at 7-Eleven. That's our commitment.

Assortment.
Having the products customers want isn't guesswork. We track sales, stock what sells and delete what doesn't.

Cleanliness.
Not just clean: food-service clean. That's our goal.

Service.
What the customer wants, when and where they want it. They're in and out. Now that's convenience.

Distribution.
We deliver product to the stores, and the cycle begins again.

Data.
Unti we understand it, it's just data. Our retailers turn the data into information. 7-Eleven stores' sales figures are signals of their customers' behavior. The sales cycle doesn't start with us, it starts with the customer.



Information.
Information lets us make informed decisions. Our stores adjust their orders based on what they have sold to their customers. So next time, customers again find what they need.



Technology-Enabled Retailing

Since our founding in 1927, our mission has been to keep pace with the ever-changing needs of the convenience customer. Consumers' needs continue to change daily and we continue to innovate and respond. As one of the most well-known brands in the world — 7-Eleven is first on people's minds when they think of convenience — and we want to keep it that way.

In 1927 the store operator knew his customers by sight. Today, in over 24,000 7-Eleven stores around the world, we see more customers in one hour than that first store saw in an entire year. In fact, in the U.S. and Canada, six million people walk through our doors every day.



The only way to keep track of these customers' changing needs today is through the efficient use of technology. Our proprietary Retail Information System gives management the ability to make informed decisions that will have company-wide impact, but what's more important is the benefit it brings to our individual stores.

Technology facilitates immediate communication of opportunities so that we can spot the hottest new products and place them in our stores. We strive to be the first retailer on selected products and gain exclusivity on others, with an eye toward always being the best in convenience retailing. This first, best and only strategy is one of the mainstays of our business and is strategic to our future success.

Technology gives 7-Eleven retailers daily sales information for every item in their stores so they can make informed ordering decisions. Technology also simplifies their day-to-day tasks, from merchandising to operating the cash register to daily reporting.

The ability to anticipate and meet customers' needs has produced a five-year track record of monthly sales increases, one of the best in the retail industry. In 2002 we achieved a 3.3 percent U.S. same-store sales increase on top of the four previous years in the four-to-five percent range.

We don't claim to be a technology company. We know that the most critical component to our success is our people. By using technology, we create opportunity.

Incentive.
Item-by-item management makes customers return to 7-Eleven. They know they will find what they want at a time and in a place that is convenient.







Retailer.
Focus on the customer creates a store tailored to the local neighborhood.



Thursday
Friday
Saturday
Sunday
Monday
Tuesday
Wednesday
COLD SANDWICHES
Draw Graph

System.
Our Retail Information System gives each individual 7-Eleven retailer the power to generate sales based on customer preferences, weather forecasts and their local knowledge.



Item-by-Item Management

Over the past two decades, convenience stores — including 7-Eleven — surrendered many store inventory decisions to suppliers. As our business grew and became more complicated, we assumed suppliers would have better data on hot-selling items and stock our stores accordingly.



As it turned out, that did not always happen. Sometimes the last store on a driver's route would get what was left on the truck, whether we could sell it or not.

At 7-Eleven, we are reasserting control over the assortment of products in our stores. Our store personnel don't just stock shelves and ring sales. They are retailers. We are giving them the tools and training necessary to know — not think or guess, but really know — how their customers' needs change, day by day.

A supplier doesn't know that there's a neighborhood soccer tournament or high school football game scheduled for the upcoming weekend. The store's retailers will know, and they can stock up on snacks, fresh food and beverages because they're part of that neighborhood and community. In fact, the store associates, managers and franchise owners know what other retailers rarely know — their customers' names — something almost unheard of in retail today.

Our retailers know what to order. They know when to order it and they have the technology to do it so the products their suppliers bring will exactly match the needs of their customers. Providing value to our customers is what drives our business.

We are improving control of our inventory day by day, store by store, and item by item. Our inventory turns have increased each of the last four years and we are focused on raising this ratio as an important driver of our success.

Item-by-item management is simple in concept. It's not easy to do. 7-Eleven is doing it.

Quality.
It all comes together at the store. A fresh, great-tasting, well-packaged, attractive product. Another first for 7-Eleven and its merchandising team.



Team Approach.
We can't do it alone. The freshest, best products result from teamwork. First we decide who the right team members are, then we bring them on board early.

Building.
Who has the best baked goods, dairy products, produce and meats? Who has the best ideas that will benefit our customers? That's how Team Merchandising wins.



Team Merchandising

Team Merchandising means partnering with suppliers to meet our customers' needs by creating innovative products that are superior to what any of us could develop alone. During 2002 we produced a great example of Team Merchandising in response to a growing, significant change in customer behavior. 7-Eleven coined the phrase "Dashboard Dining" to describe a growing trend of eating on the run. Increasingly, our customers were eating more frequently in their cars as demands on their time took priority over a sit-down breakfast, lunch or dinner. Consumers weren't just eating snacks — they wanted meals and quality as well.



So we created the team that built Big Eats Deli™; Kraft Foods®, Sara Lee®, Rich's Foods®, Nestlé®, Enersyst Development Center/Chef Consortium, Mitsui Logistics, and 7-Eleven and its commissary partners.

Together we produced a collection of fresh, packaged sandwiches that we piloted early in the year. We won The American Tasting Institute's 2002 Gold Medal Taste Award and the Institute of Packaging Professionals 2002 Award of Merit. Big Eats Deli is now a national hit with our customers.

Not only has Big Eats Deli helped redefine the convenience store packaged sandwich, it has boosted our fresh food category. In fact, 2002 was one of our best fresh food growth years in sales and gross profit in recent history.

Our new experienced food executives will help us build upon this foundation in 2003 and continue our success. To facilitate the new product effort, we are establishing a fresh food test market in Austin, Texas, where we will monitor and measure new products' potential for success prior to any national rollouts. This will enable us to duplicate the success of products like Big Eats and our Go-Go Taquitos™.

Success takes a team effort. In fact, a Team Merchandising effort. We could not do it alone.

"Kraft has a history of quality and innovation, so we were excited when 7-Eleven invited us to help create their new Big Eats Deli brand of fresh sandwiches and grill products," said Betsy D. Holden, Co-Chief Executive Officer of Kraft Foods. "We're pleased with the result and we're proud to be a part of this team. Big Eats and 7-Eleven are a perfect fit with our company mission — to make quality food, easier and more enjoyable."



Delivered, first and fresh, and just in time for breakfast.

In the store's back office, our retailers inform the distribution center what to prepare and deliver for the following day through our Retail Information System.


ISUZU
ELEVEN
DELIVERED
DAILY

Through the night, our bakeries, commissaries and distribution centers respond to the thousands of instructions they received from the stores they serve.




BIG EATS
Bakery

As the day begins, 7-Eleven retailers decide on their orders for the next day. They learn how much their customers bought and predict how much those customers will need tomorrow.



Managed Distribution

Taking full advantage of great new products, sound technology, store-level buying decisions and highly focused training programs all depend on the ability to get products to our stores in a timely manner. Given our size, managing our distribution will always be a challenge for us.



To help meet this challenge, we added two combined distribution centers (CDCs) to our centralized distribution network, giving us a total of 22 CDCs. These third-party-operated dedicated centers serve over 80 percent of our stores, consolidating as many as 15 suppliers into one nightly delivery of fresh food and dairy. This highly efficient system allows our stores to better serve their customers by maintaining a consistent inventory of popular products and scheduling efficient, off-peak deliveries. The ability to put products in stores at the same time across the U.S. and Canada allows us to implement national product rollouts backed by strong advertising. Additionally, we signed a new agreement with McLane Company in 2002 that provides our stores with even greater service levels and better cost of goods. This gives our stores higher levels of in-stock merchandise with greater efficiency in ordering product and receiving deliveries.

We are challenging those suppliers who still deliver direct to our stores to provide more frequent deliveries of smaller shipments, timed to minimize disruption to the store's business. The ultimate benefit will be greater ease and accuracy of inventory management, more efficient use of our people's time, and — most important of all — distribution decisions that deliver more convenience, freshness and selection to our customers.

Taking the Initiative



7-Eleven's 75th anniversary was an opportunity to showcase the ways technology enables getting a product from concept, on the shelf, and out of the store.

One of the biggest challenges to operating the world's largest convenience store chain is recruiting, retaining and engaging the people who represent 7-Eleven in our stores. Our demand for capable, motivated people is great. We hire thousands of employees and franchise hundreds of stores each year. Education and training are essential to building a strong organization and attracting qualified employees.

In 2002 we launched development programs for our employees at all levels of the organization, and we will continue this work in 2003 and beyond. *Shaping our future leaders — and ensuring our company's success for years to come* — starts today.

Education is Freedom

EDUCATION *is* FREEDOM

As an extension of our commitment to developing people, 7-Eleven launched the Education is Freedom (EIF) Foundation in 2002. Its mission is to provide high school graduates with a B-average or better an opportunity to obtain higher education through a scholarship program. Education is Freedom is a public charity, independent from 7-Eleven, and welcomes the support of all.

Retailer Initiative

The success of Retailer Initiative takes a concerted effort by 7-Eleven, its people and its suppliers. In 2002 7-Eleven introduced the Retail Initiative Award, given annually to the supplier who most clearly understands the concept of Retailer Initiative. The winning companies will exemplify the ideal supplier relationship by helping 7-Eleven satisfy customers and grow the business, for the benefit of both companies.

The first recipient of the Retail Initiative Award was Anheuser-Busch®, in honor of that great company's enthusiastic understanding, adoption and implementation of the concept.

7-Eleven was the recipient of several awards in 2002 that recognized our Retailer Initiative and corporate leadership. We were named *Confectioner* magazine's "Retailer of the Year," *based on proprietary product development, category management, redefined retailer and* vendor partnerships, and visionary leadership. *Entrepreneur* magazine ranked 7-Eleven Number 3 in the overall Top 10 franchisees for 2003, moving up from Number 4 in 2002. The honors are part of the magazine's 24th Annual Franchise 500 and are based on financial strength and stability, growth rate and size of the system. For the twelfth consecutive year, 7-Eleven was named to *Hispanic* magazine's Corporate 100 List, which recognizes companies that provide the most opportunity to Hispanics. The award underscores our belief that the diversity of our workforce and customers is a key strength.

Financial Review

Selected Financial Data

(Dollars in millions, except per-share data)	Years Ended December 31 1998	1999	2000	2001	2002
Statement of Earnings Data: (1)					
Net sales:					
Merchandise	$5,474.4	$6,107.8	$6,523.3	$6,909.6	$ 7,279.6
Gasoline	1,636.3	1,985.5	2,655.4	2,712.7	2,830.1
Total net sales	7,110.7	8,093.3	9,178.7	9,622.3	10,109.7
Other income	91.8	97.7	104.7	112.0	103.1
Total revenues	7,202.5	8,191.0	9,283.4	9,734.3	10,212.8
LIFO charge (credit)	2.9	9.9	4.6	(7.5)	10.3
Depreciation and amortization (2)	194.7	205.5	219.2	246.8	279.8
Interest expense, net	91.3	102.2	79.3	62.7	64.7
Earnings from continuing operations before income taxes and cumulative effect of accounting change (3)	118.7	133.5	158.1	164.9	87.5
Income tax expense (4)	46.0	50.9	48.9	64.3	35.0
Earnings from continuing operations before cumulative effect of accounting change	72.7	82.6	109.2	100.6	52.5
Gain (loss) on discontinued operations (1)	1.3	0.5	(0.9)	(7.0)	(11.6)
Cumulative effect of accounting change (5)	—	—	—	(9.8)	(28.1)
Net earnings	74.0	83.1	108.3	83.7	12.8
Earnings from continuing operations before cumulative effect per common share:					
Basic	0.88	1.00	1.09	0.96	0.50
Diluted	0.82	0.91	0.99	0.89	0.48
Weighted-average shares outstanding:					
Basic (6)	82.0	82.0	100.0	104.8	104.8
Diluted (6)(7)	101.9	103.0	121.4	125.9	111.5
Balance Sheet Data (end of period):					
Total assets	2,476.1	2,685.7	2,742.3	2,902.8	3,064.3
Total debt	1,958.9	2,044.7	1,337.5	1,434.6	1,415.2
Convertible Quarterly Income Debt Securities (8)	380.0	380.0	380.0	380.0	380.0
Total shareholders' equity (deficit) (6)	(642.2)	(559.6)	82.1	152.5	163.5

(1) Prior-year amounts on the Statement of Earnings Data have been reclassified to discontinued operations to conform to the current-year presentation in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(2) We adopted SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," effective January 1, 2002. In connection with adopting SFAS No. 142, we no longer amortize goodwill or intangible assets with indefinite lives. Amortization of these assets in 1998, 1999, 2000 and 2001 was $19.3 million, $19.6 million, $19.7 million and $19.8 million, respectively.

(3) Earnings from continuing operations before income taxes and cumulative effect of accounting change in 1998, 1999 and 2000 include gains of $38.2 million, $7.0 million and $2.9 million, respectively, in connection with debt redemption.

(4) Income tax expense in 2000 includes a $12.5 million benefit in connection with our settlement of certain outstanding issues with the IRS.

(5) In 2001 we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and in 2002 we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations."

(6) In the first quarter of 2000, we issued 22,736,842 shares of common stock at $23.75 per share to IYG Holding Company, our majority owner, in a private placement transaction.

(7) In 2002 the shares in connection with the 1995 Convertible Quarterly Income Debt Securities were antidilutive on earnings per common share and are not assumed converted for weighted-average shares outstanding.

(8) The Convertible Quarterly Income Debt Securities have an interest rate of 4.5% and are potentially convertible into a maximum of 20,924,069 shares of common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This report includes certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement in this report that is not a statement of historical fact may be deemed to be a forward-looking statement. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets and statements regarding the development of our businesses, the markets for our services and products, our anticipated capital expenditures, operations, support systems, changes in regulatory requirements and other statements contained in this report regarding matters that are not historical facts. When used in this report, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and other similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. There can be no assurance that: (i) we have correctly measured or identified all of the factors affecting us or the extent of their likely impact; (ii) the publicly available information with respect to these factors on which our analysis is based is complete or accurate; (iii) our analysis is correct; or (iv) our strategy, which is based in part on this analysis, will be successful. We do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General

We are the world's largest operator, franchisor and licensor of convenience stores and the world's largest convenience store chain. Our revenues principally consist of retail sales of merchandise and gasoline. To a lesser extent, we generate royalty revenues, mainly from international licensed stores. Our primary expenses consist of cost of goods sold; operating, selling, general and administrative expense; interest expense and taxes.

We seek to meet the changing needs of convenience customers and maintain a leadership position in the convenience store industry by leveraging our scale, technology, people and widely recognized brand. In 2003, we will continue to focus on our traditional convenience store business as well as our growth strategy to further our competitive advantage and improve our financial results.

Critical Accounting Policies and Estimates

Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. See Note 1 to the Consolidated Financial Statements.

Franchisees

We consolidate all merchandise sales and cost of goods sold from stores operated by franchisees with the results of company-operated stores. We split the merchandise gross profit of franchise stores between our franchisees, who generally receive 48% of the gross profit, and ourselves. Our share of the merchandise gross profit of franchise stores represents the ongoing royalty. With regard to gasoline sales, our franchise agreements in most instances require us to pay the franchisee one cent per gallon sold as compensation for the services our franchisees perform related to gasoline. By practice, in recent years we have paid our franchisees 25% of the gasoline gross profit if that sum is higher than one cent per gallon sold, but we are not required to continue doing so. The franchisees' share of the merchandise and gasoline gross profit is presented as franchisee gross profit expense in the accompanying Consolidated Statements of Earnings. If we did not consolidate the franchisee merchandise revenues and cost of goods sold into our consolidated financial results, our net earnings would not change; our Consolidated Statements of Earnings, however, would not reflect any franchise gross profit expense and would reflect significantly lower merchandise revenues and cost of goods sold. Instead, our share of the earnings from franchised stores would be reflected as Other Income in our Consolidated Statements of Earnings.

We include the franchise stores' merchandise sales and cost of sales in our financial statements because we believe that we retain a more significant financial and merchandising advisory role in the franchise business than is present in most other franchisor/franchisee relationships. For example, unlike most franchise models, we own or lease the stores and equipment used by the franchisees as well as provide accounting, merchandising and other services. Due to this significant level of involvement and our retention of certain business risks associated with the ownership or leasing of franchised locations and the equipment used by franchisees, we believe that our financial statement presentation appropriately reflects the substance of this combined economic relationship. See Note 1 to the Consolidated Financial Statements.

Environmental

We accrue for the estimated future costs related to remediation activities at existing and previously operated gasoline storage sites and other operating and non-operating properties where releases of regulated substances have been detected. Our estimates of the anticipated future costs for remediation activities at such sites are based on our prior experience with remediation sites. In addition, we consider factors such as the condition of the site contamination, location of tank sites and our experience with contractors who perform environmental assessment and remediation work. We determine the reserve on a site-by-site basis and record a liability for remediation activities when it is probable that corrective action will be taken and the cost of the remediation activities can be reasonably estimated.

A portion of the environmental expenditures we incur for remediation activities is eligible for reimbursement under state trust funds and reimbursement programs. We record a receivable for estimated probable refunds at the same time that we record the liability. The amount of the receivable is based on our historical collection experience with the specific state fund (or other state funds), the financial status of the state fund and our priority ranking for reimbursement from the state fund. We discount the receivable if the amount relates to remediation activities that have already been completed.

The estimated future remediation expenditures and related state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be implemented or revised. Such revisions could have a material impact on our operations and financial position. See "—Other Issues—Environmental" and Note 14 to the Consolidated Financial Statements.

Store Closings and Asset Impairment

The results of operations of certain owned and leased stores are presented as discontinued operations in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Since 2002 the results of operations of owned stores have been presented as discontinued operations beginning in the quarter in which management commits to a plan to close the related store and actively markets the store. The results of operations of a leased store are presented as discontinued operations beginning in the quarter in which the related store ceases operations. The results of operations of these owned and leased stores include related write-downs of stores to estimated net realizable value and accruals for future estimated rent and other expenses in excess of estimated sublease rental income.

We write-down property and equipment of stores we are closing to estimated net realizable value at the time we commit to a plan to close such stores and begin to actively market the store. If we lease the store, we also accrue for related future estimated rent and other expenses if we believe the expenses will exceed estimated sublease rental income. We adopted the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," and as a result, effective January 1, 2003, if we lease the store, we will accrue for related future estimated rent and other expenses if we believe the expenses will exceed estimated sublease rental income at the time the store ceases operations. We base the estimated net realizable value of property and equipment on our experience in utilizing and/or disposing of similar assets and on estimates provided by our own and/or third-party real estate experts. We also use our experience in subleasing similar property to estimate future sublease income. If there is a significant change in the real estate market, our net realizable value estimates and/or our estimated future sublease income could change materially. See "—Other Issues—Recently Issued Accounting Standards" and Notes 1 and 5 to the Consolidated Financial Statements.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), we also conduct an annual impairment test of our goodwill and intangible assets with indefinite lives. The impairment test for goodwill is comprised of two steps. Step one compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, then goodwill is impaired and step two is required to measure the amount of impairment loss. Step two compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount is greater than the implied fair value of the goodwill, an impairment loss is recognized for the excess. See Note 6 to the Consolidated Financial Statements.

The impairment test for intangible assets with indefinite lives consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount is greater than fair value, an impairment loss is recognized for the excess. See Note 6 to the Consolidated Financial Statements.

Underground Gasoline Storage Tanks

Since 2002 we have recognized the estimated future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. We amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of tank. We base our estimates of the anticipated future costs for removal of an underground storage tank on our prior experience with removal. We also consider factors such as the type of tank, location of tank sites and our experience with contractors who perform removal work. See Note 8 to the Consolidated Financial Statements.

Yen Loans

We use our license royalty receipts from Seven-Eleven Japan Co., Ltd. ("Seven-Eleven Japan") to service the monthly principal and interest payments on our outstanding yen loans. This provides us with an economic hedge against fluctuations in the Japanese yen to U.S. dollar exchange rate. Since our adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), on January 1, 2001, we have adjusted the balance of the yen loans at each reporting date to reflect the then-current Japanese yen to U.S. dollar exchange rate, and we recognize the resulting noncash foreign currency exchange gain or loss in earnings. In addition, we record the Seven-Eleven Japan royalty and interest expense on the yen loans at the average Japanese yen to U.S. dollar exchange rate for the respective periods. See "—Quantitative and Qualitative Disclosures About Market Risks—Foreign-Exchange Risk Management" and Notes 9 and 11 to the Consolidated Financial Statements.

Inventories

Inventories are stated at the lower of cost or market. Cost is generally determined by the last-in, first-out ("LIFO") method for company-operated stores in the United States and by the first-in, first-out ("FIFO") method for stores in Canada. Although the LIFO method generally matches the most recent product cost with related revenues, decreases in inventory quantities can result in a liquidation of LIFO inventory layers recorded at costs that are lower than the current costs, which would lower cost of goods sold and increase our margin. See Notes 1 and 3 to the Consolidated Financial Statements.

Workers' Compensation, General Liability and Medical Reserves

We have third-party insurance for workers' compensation and general liability losses, with predetermined deductibles. We record our share of workers' compensation and general liability losses based on independent actuarial estimates of the aggregate liabilities for claims incurred. A significant change in claims experience or in the criteria which the actuary utilizes could result in a material revision to our liability.

Effective January 1, 2003, we changed our medical coverage from a fully insured plan to a self-insured plan. In lieu of paying fully insured premiums, which cover incurred claims plus administrative expenses, we will pay claims and administrative expenses as they become due and establish reserves for incurred but unpaid claims as determined by an independent actuary. This decision to change to self insurance is designed to mitigate the impact of rising healthcare costs.

Off-balance Sheet Lease-financing

We have utilized off-balance sheet lease-financing programs to diversify our funding sources for new store growth. We have in place lease-financing programs that we used to construct new stores and acquire operating convenience stores from third parties not affiliated with us. Under these programs, we have not included the costs incurred in constructing or acquiring the stores or any related financing obligations in our Consolidated Balance Sheets. If we were to account for the stores covered under these programs as owned assets or capital leases, our balance sheet would include the costs incurred in constructing the stores or acquiring the operating convenience stores and any related financing obligations. See "—Liquidity and Capital Resources—Off-balance Sheet Items" and Notes 12 and 20 to the Consolidated Financial Statements.

Comparison of 2002 to 2001 Results

We have reclassified certain prior-year amounts to conform to the current-year presentation, such as the results of operations of certain owned and leased stores which are presented as discontinued operations in accordance with the provisions of SFAS No. 144 for all years discussed.

Net Sales

Years Ended December 31	2001	2002
Net Sales: (in millions)		
Merchandise sales	$6,909.6	$ 7,279.6
Gasoline sales	2,712.7	2,830.1
Total net sales	$9,622.3	$10,109.7
U.S. same-store merchandise sales growth	5.1%	3.3%
Gasoline gallons sold (in millions)	1,865.7	2,037.3
Gasoline gallon sales change per store	4.1%	4.3%
Average retail price of gasoline per gallon	$ 1.45	$ 1.39

Merchandise sales for 2002 increased $370.0 million, or 5.4%, over 2001. U.S. same-store merchandise sales increased 3.3% for 2002, on top of 5.1% for 2001. Continued improvement in same-store sales is a result of our focus on product assortment, introducing new items and improving the quality of existing items. Key contributors to the merchandise sales growth in 2002 were increases in cigarettes, beer, prepaid cards, noncarbonated beverages, fresh food items and candy. Partially offsetting these increases was a decrease in our sales of Café Cooler® frozen beverages. Increases in the retail price of cigarettes due to wholesale cost increases accounted for less than 1% of the increase in same-store sales in 2002 and 2001.

Gasoline sales for 2002 increased $117.4 million, or 4.3%, over 2001. We attribute this increase to a 4.3% increase in per-store gallons sold, partially offset by a 6-cent decline in the average retail price of gasoline in 2002. The increase in per-store gallons sold is primarily due to the addition of new higher-volume gasoline stores, which typically have more gasoline pumps than existing stores.

Gross Profit

Years Ended December 31	2001	2002
Gross Profit: (in millions)		
Merchandise gross profit	$2,365.3	$2,529.1
Gasoline gross profit	259.0	259.3
Total gross profit	$2,624.3	$2,788.4
Merchandise gross profit margin	34.23%	34.74%
Merchandise gross profit growth per store	3.4%	4.9%
Gasoline gross profit margin cents per gallon	13.88	12.73
Gasoline gross profit change per store	6.7%	(4.4)%

We calculate gross profit by subtracting our total cost of goods sold from our total net sales. Merchandise gross profit for 2002 was $2,529.1 million, an increase of $163.8 million, or 6.9%, over 2001. Gross profit margin in 2002 increased 51 basis points to 34.74% from 34.23% in 2001. Our overall gross profit margin increase and gross profit growth per store were due to a combination of continued emphasis on reducing our costs of goods sold, changes in product mix and a reduction in write-offs and shortages. Some of our faster growing products were beer, prepaid cards, noncarbonated beverages, fresh food items and candy. During the third quarter of 2002, we signed a new primary wholesale agreement with McLane Company, which supports our cost containment efforts and has increased service levels to our stores.

Gasoline gross profit for 2002 was $259.3 million, basically flat with 2001. Our gasoline gross profit per gallon decreased to 12.73 cents for 2002 compared to 13.88 cents for 2001. This translated into a 4.4% decrease in our gasoline gross profit per store for 2002. These declines were primarily due to difficult market conditions in the first quarter of 2002 when retail prices fell faster than wholesale costs, causing lower retail margins.

We manage retail gasoline prices through a centralized monitoring process to minimize the effect of gasoline margin volatility and maximize our gross profit per gallon. Increases or decreases in the wholesale cost of gasoline will generally cause similar increases or decreases in the retail price of gasoline. An increase in the wholesale cost of gasoline generally results in higher retail prices within five to 10 days after the cost increase. Conversely, a decrease in the wholesale cost of gasoline generally results in lower retail prices within 15 to 20 days after the cost decrease. Competitive conditions in the retail marketplace can cause these time periods to vary considerably on a market-by-market basis, which can have a significant impact on gasoline gross profit margin. Over the last 10 years, however, our annual gasoline gross profit margins have remained comparatively stable and range from 12.73 to 14.50 cents per gallon.

Other Income

Other income consists primarily of area license royalties and initial franchise fees. Other income for 2002 was $103.0 million, a decrease of $9.0 million, or 8.0%, from $112.0 million in 2001. Royalty income from our area licensees was $71.6 million in 2002, a decrease of $13.2 million from $84.8 million in 2001. The decrease is primarily due to a $17.7 million decrease in the royalties received from our licensing agreement with Seven-Eleven Japan under which Seven-Eleven Japan pays us a royalty fee based on a percentage of its total revenues. Under the terms of a 1988 amendment to that agreement, Seven-Eleven Japan reduced its royalty payments to us by approximately 70% beginning in August 2002. In addition, we experienced an unfavorable impact from changes in the Japanese yen to U.S. dollar exchange rate during 2002. The royalty rate reduction and the impact of the exchange rate changes were partially offset by increases in franchise fees, other area license royalties and Vcom placement fees.

We expect that our Seven-Eleven Japan royalty receipts will decrease in 2003 by approximately $24 million compared to 2002. We do not anticipate any further reductions in the amount of the license fee percentage.

Franchisee Gross Profit Expense

Franchisee gross profit expense for 2002 was $747.1 million, an increase of $43.7 million, or 6.2%, from $703.4 million in 2001, due to higher per-store gross profits at franchised stores and an increase in the number of stores operated by franchisees. See "—Critical Accounting Policies and Estimates" and Note 1 to the Consolidated Financial Statements.

Operating, Selling, General and Administrative Expenses ("OSG&A")

Years Ended December 31	2001	2002
OSG&A (in millions)	$1,805.3	$ 1,992.1
Adjustments:		
Noncash foreign currency gain or (loss)	14.0	(14.9)
Store closing costs	—	(13.8)
Severance, infrastructure consolidation and other expenses	—	(10.7)
Goodwill and intangible asset amortization	(19.8)	—
Adjusted OSG&A	$1,799.5	$ 1,952.7
Total revenues	$9,734.3	$10,212.8
OSG&A to total revenues	18.5%	19.5%
Adjusted OSG&A to adjusted total revenues*	18.5%	18.9%

* Total 2002 revenues adjusted for the 6-cent decline in retail gasoline prices.

The primary components of OSG&A are store labor, occupancy (including depreciation) and corporate expenses. OSG&A for 2002 was $1,992.1 million, an increase of $186.8 million, or 10.3%, from

$1,805.3 million in 2001. We attribute this increase primarily to costs associated with higher occupancy expenses from store openings, higher employee-related costs and increased technology-related expenses. In 2003 we expect that our investment in new stores, technology and the effects of store lease renewals will continue to increase OSG&A. We also expect OSG&A to grow at a rate less than that of merchandise gross profit.

OSG&A includes noncash foreign currency conversion gains and losses which primarily relate to our yen-denominated loans. OSG&A for 2002 also includes a charge primarily for the write-down of stores to net realizable value and anticipated future rent and other expenses in excess of related estimated sublease income in connection with our anticipated closing of 53 underperforming stores in 2003. It also includes severance, infrastructure consolidation and other expenses. OSG&A for 2001 includes goodwill and intangible asset amortization expense, which was eliminated in 2002 upon the adoption of SFAS No. 142 (see Note 6 to the Consolidated Financial Statements).

Interest Expense, Net

Net interest expense for 2002 was $64.7 million, an increase of $2.0 million, or 3.2%, from $62.7 million in 2001. The increase is primarily due to a decrease in interest income due to lower interest rates. See "—Quantitative and Qualitative Disclosures About Market Risks—Interest Rate Risk Management."

In accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring" ("SFAS No. 15"), we record our debentures at an amount equal to the undiscounted cash payments of both principal and interest, and we do not recognize interest expense on our debentures in our Consolidated Statement of Earnings. Accordingly, we charge the cash interest payments against the recorded amount of the debentures. If we did not account for our debentures in accordance with SFAS No. 15, our reported interest expense would have increased for each year by $17.7 million in 2000, 2001 and 2002. See Note 9 to the Consolidated Financial Statements.

Income Tax Expense

Income tax expense for 2002 was $35.0 million, a decrease of $29.3 million, or 45.5%, from $64.3 million in 2001. Our effective tax rate was 40.0% for 2002, compared to 39.0% in 2001.

Earnings from Continuing Operations

Our earnings from continuing operations for 2002 were $52.5 million ($0.48 per diluted share), compared to $100.6 million ($0.89 per diluted share) for the same period in 2001.

Discontinued Operations

Discontinued operations for 2002 resulted in a loss of $11.6 million (net of $7.7 million income tax benefit) compared to a loss of $7.0 million (net of $4.5 million income tax benefit) for the same period in 2001. We accounted for 129 stores as discontinued operations in 2002 and 2001. Substantially all the stores were closed in 2002. These stores had total revenues of $37.6 million and $159.8 million and pretax operating losses of $19.3 million and $11.5 million for 2002 and 2001, respectively. Included in the loss on discontinued operations are losses on disposal of $3.5 million (net of tax benefit of $2.3 million) and $3.2 million (net of tax benefit of $2.1 million) for the years ended December 31, 2002 and 2001, respectively. The losses on disposal represent write-downs of stores to net realizable value and anticipated future rent and other expenses in excess of related estimated sublease income in connection with the store closings.

Cumulative Effect of Accounting Change

On January 1, 2002, we adopted SFAS No. 143, which resulted in a one-time charge of $28.1 million, net of taxes, related to the cumulative effect of the accounting change. SFAS No. 143 requires us to recognize an estimated liability for the removal of our underground gasoline storage tanks. See Note 8 to the Consolidated Financial Statements.

On January 1, 2001, we adopted SFAS No. 133, which resulted in a one-time charge of $9.8 million, net of taxes, related to the cumulative effect of the accounting change on our yen-denominated debt. See Note 11 to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Earnings

Net earnings for 2002 were $12.8 million ($0.13 per diluted share), a decrease of $70.9 million, or 84.7%, from $83.7 million ($0.75 per diluted share) in 2001.

Seasonality

Weather conditions can have a significant impact on our sales, as buying patterns have shown that our customers increase their transactions and also purchase higher profit margin products when weather conditions are favorable. Consequently, our results are seasonal, and we typically earn more during the warmer second and third quarters.

Comparison of 2001 to 2000 Results

Net Sales

Years Ended December 31	2000	2001
Net Sales: (in millions)		
Merchandise sales	$6,523.3	$6,909.6
Gasoline sales	2,655.4	2,712.7
Total net sales	$9,178.7	$9,622.3
U.S. same-store merchandise sales growth	5.6%	5.1%
Gasoline gallons sold (in millions)	1,730.9	1,865.7
Gasoline gallon sales change per store	.6%	4.1%
Average retail price of gasoline per gallon	$ 1.53	$ 1.45

Merchandise sales for 2001 increased $386.3 million, or 5.9%, over 2000. The largest contributors to the merchandise sales growth in 2001 were increases in sales of cigarettes, prepaid cards, beer and noncarbonated beverages. Primary contributors to this growth include improving merchandise assortment, offering new items and operating additional stores in 2001 as compared to 2000. In addition, U.S. same-store merchandise sales growth was 5.1% for 2001 compared to 5.6% in 2000. Increases in the retail price of cigarettes due to wholesale cost increases accounted for less than 1% of such growth in 2001 and 2% of such growth in 2000.

Gasoline sales for 2001 increased $57.3 million, or 2.2%, over 2000. We attribute this increase to a 4.1% increase in per-store gallons sold and the operation of an average of 83 additional gasoline stores in 2001. These increases were partially offset by an 8-cent decrease in the average retail price of gasoline in 2001. The increase in per-store gallons sold is primarily due to the addition of new higher-volume gasoline stores, which typically have more gasoline pumps than existing stores.

Gross Profit

Years Ended December 31	2000	2001
Gross Profit: (in millions)		
Merchandise gross profit	$2,269.2	$2,365.3
Gasoline gross profit	234.5	259.0
Total gross profit	$2,503.7	$2,624.3
Merchandise gross profit margin	34.79%	34.23%
Merchandise gross profit growth per store	6.0%	3.4%
Gasoline gross profit margin cents per gallon	13.55	13.88
Gasoline gross profit change per store	2.3%	6.7%

Merchandise gross profit for 2001 increased $96.1 million, or 4.2%, over 2000 as a result of higher sales, partially offset by a decline in gross profit margin to 34.23% in 2001 from 34.79% in 2000. Our overall gross profit margin and gross profit growth per store declines were due to a combination of wholesale cost increases, changes in product mix and the impact of cigarette cost increases. Some of our faster growing products were cigarettes, prepaid cards, beer and fresh foods, all of which are traditionally lower margin products. Our strategy of maintaining competitive everyday fair prices in the face of increasing wholesale costs resulted in lower margins in some cases. Aggressive pricing by competitors for items such as bread, milk, cigarettes and soft drinks also decreased our margin.

Gasoline gross profit for 2001 increased $24.5 million, or 10.4%, over 2000 as a result of increased sales volume. Gasoline gross profit margin improved to 13.88 cents per gallon for 2001 compared to 13.55 cents per gallon in 2000. Our gasoline gross profit per store increased 6.7% from 2000 in part because of wholesale costs declining more quickly than retail prices during the second half of 2001 and our management of retail gasoline prices.

Other Income

Other income for 2001 was $112.0 million, an increase of $7.3 million, or 6.9%, from $104.7 million in 2000. We attribute this to an increase in royalty income from our area licensees to $84.8 million in 2001 from $80.9 million in 2000, which resulted primarily from higher sales at stores operated by licensees and an increase in the number of such stores. We also recorded a $1.8 million benefit from foreign currency translation on our Seven-Eleven Japan royalty receipts due to changes in the yen to U.S. dollar exchange rate.

Franchisee Gross Profit Expense

Franchisee gross profit expense for 2001 was $703.4 million, an increase of $40.4 million, or 6.1%, from $663.0 million in 2000, due to a higher per store gross profit at franchised stores and an increase in the number of stores operated by franchisees. See "—Critical Accounting Policies and Estimates" and Note 1 to the Consolidated Financial Statements.

Operating, Selling, General and Administrative Expense

Years Ended December 31	2000	2001
OSG&A (in millions)	$1,708.0	$ 1,805.3
Adjustments:		
Noncash foreign currency gain	—	14.0
Gain on debt redemption	2.9	—
Goodwill and intangible asset amortization	(19.7)	(19.8)
Adjusted OSG&A	$1,691.2	$ 1,799.5
Total revenues	$9,283.4	$ 9,734.3
OSG&A to total revenues	18.4%	18.5%
Adjusted OSG&A to adjusted total revenues*	18.2%	18.2%

* Total 2001 revenues adjusted for the 8-cent decline in retail gasoline prices.

OSG&A for 2001 was $1,805.3 million, an increase of $97.3 million, or 5.7%, from $1,708.0 million in 2000. The increase in OSG&A was partly due to the cost of operating an average of 61 new stores combined with increased labor expense. Other increases included significantly higher utility costs, mostly due to increased rates in California, Texas and Florida, and increases in our costs associated with environmental contamination, credit card processing due to increased revenues and credit card volume and enhancements to our retail information system. These expense increases were partially offset by a noncash benefit we recognised in connection with foreign currency conversion.

Since 2001 OSG&A has included noncash foreign currency conversion gains and losses which primarily relate to our yen-denominated loans. OSG&A includes goodwill and intangible asset amortization expense, which was eliminated in 2002 on the adoption of SFAS No. 142 (see Note 6 to the Consolidated Financial Statements). Included in OSG&A in 2000 is a gain of $2.9 million in connection with our purchase of $36.1 million of the outstanding principal of debt related to Cityplace, our corporate headquarters, for $33.2 million. See Note 9 to the Consolidated Financial Statements.

Interest Expense, Net

Net interest expense for 2001 was $62.7 million, a decrease of $16.6 million, or 20.9%, from $79.3 million in 2000. This decrease is primarily attributable to our repayment of borrowings with $540.0 million of proceeds from the sale of 22,736,842 newly issued shares of our common stock to IYG Holding Company in March 2000. During 2001 we also benefited from a lower interest rate environment.

Income Tax Expense

Income tax expense on earnings before cumulative effect of accounting change for 2001 was $64.3 million, an increase of $15.4 million, or 31.4%, from $48.9 million in 2000. The 2000 expense is net of a nonrecurring benefit of $12.5 million, which resulted from a favorable settlement with the Internal Revenue Service related to audits of our federal income taxes for the tax years 1992 through 1995. Excluding the nonrecurring benefit, our effective tax rate was 39.0% for 2001, compared to 38.8% in 2000.

Earnings from Continuing Operations

For 2001, our earnings from continuing operations were $100.6 million ($0.89 per diluted share), compared to $109.2 million ($0.99 per diluted share) for the same period in 2000.

Discontinued Operations

Discontinued operations for 2001 resulted in a loss of $7.0 million (net of $4.5 million income tax benefit) compared to a loss of $940,000 (net of $612,000 income tax benefit) for the same period in 2000.

The 129 stores included in discontinued operations had total revenues of $159.8 million and $167.6 million and pretax operating losses of $11.5 million and $1.6 million in 2001 and 2000, respectively. Also included in discontinued operations for 2001 is the loss on disposal of $3.2 million (net of tax benefit of $2.1 million) for write-down to net realizable value of stores closed in 2002.

Cumulative Effect of Accounting Change

On January 1, 2001, we adopted SFAS No. 133, which resulted in a one-time charge of $9.8 million, net of taxes, related to the cumulative effect of the accounting change on our yen-denominated debt. See Note 11 to the Consolidated Financial Statements.

Net Earnings

Net earnings for 2001 were $83.7 million ($0.75 per diluted share), a decrease of $24.6 million, or 22.7%, from $108.3 million ($0.98 per diluted share) in 2000. The per-diluted-share data reflects a one-for-five reverse split of our common stock that occurred in May 2000.

Liquidity and Capital Resources

We obtain the majority of our working capital from these sources:

- Cash flows generated from our operating activities;
- A $650 million commercial paper facility, guaranteed by Ito-Yokado Co., Ltd.;
- A $400 million facility with Seven-Eleven Japan; and
- Borrowings of up to $200 million under our revolving credit facility.

We believe that operating activities, available working capital sources and additional borrowings will provide sufficient liquidity in 2003 to fund our operating costs, capital expenditures and debt service. In addition, we intend to continue accessing the leasing market to finance our new stores and certain equipment, including Vcom kiosks.

We expect capital expenditures for 2003, excluding lease commitments, will be between $335 million and $365 million. We expect to open approximately 100 stores in 2003. Capital expenditures for key areas include approximately $250 million of store development, store improvements and in-store equipment, $50 million of information technology enhancements primarily related to our proprietary retail information system and $15 million of capital associated with our rollout of the Vcom kiosks.

We are obligated to a group of banks under a $200 million unsecured revolving credit agreement (the "Credit Agreement"). Effective March 2002, we executed an amendment to the Credit Agreement, which modified our financial covenants to allow capital spending on our growth initiatives. The amendment modified the applicable margin rate, while the facility fee and utilization fee remain unchanged. The applicable margin rate was 0.725% as of December 31, 2002. The amendment includes modifications to existing financial and operating covenants that require us, among other things, to maintain certain financial ratios. In addition, the amendment adds a new financial covenant of senior indebtedness to earnings before interest, income taxes, depreciation, amortization and the interest component of rent expense on certain lease facilities.

In January 2003, we entered into a note purchase agreement with Seven-Eleven Japan that authorizes the issuance and sale of up to $400 million aggregate principal amount of Senior Subordinated Notes due January 27, 2010 ("SEJ Notes"). The SEJ Notes, which will be used for general corporate purposes and to retire our Subordinated Debentures, will be purchased by Seven-Eleven Japan in multiple tranches through December 30, 2003. Interest on the SEJ Notes is calculated for each tranche on its issuance date and is set by a formula tied to the United States Treasury and Japanese government bond rates. The SEJ Notes are subordinate to all obligations outstanding under the Credit Agreement. On January 10, 2003, we received $100 million from Seven-Eleven Japan under the note purchase agreement; the interest rate on this tranche is 3.41%. As a result of the planned retirement of the Subordinated Debentures, interest expense will increase in 2003, as we currently do not recognize interest expense on the Subordinated Debentures. See "—Comparison of 2002 to 2001 Results of Operations—Interest Expense, Net" and Note 9 to the Consolidated Financial Statements.

In April 2002 Moody's Investor Service downgraded our credit rating. The downgrade does not increase the fees and interest we are required to pay to our lenders. The change in rating has not impacted our commercial paper program because our commercial paper is currently guaranteed by Ito-Yokado through 2004. Nor does the downgrade affect our ability to draw down funds from our revolver.

Vcom®

Vcom is our proprietary kiosk solution to meet consumer demands for convenient and continuously available financial and e-commerce services. We believe that the deployment of these Web-enabled, integrated services kiosks represents a significant market opportunity to offer financial and e-commerce services to a large segment of our current and future customers who have little or no access to banks or the Internet. We believe we are uniquely positioned to capitalize on this opportunity because of the demographics of our existing customer base and the large number of our conveniently located stores. Through exclusive agreements with third-party service providers, we currently offer or plan to offer ATM services (American Express), money order and money transfer services (Western Union), check-cashing services (Certegy), telecommunications services (Verizon), e-shopping (Cyphermint), auto insurance (Instant Auto Agency) and stored value services (Alliance Data Systems).

During the fourth quarter of 2002, we began implementing our plan to expand Vcom to 1,000 stores, adding to our Vcom pilot program in Texas and Florida. As of December 31, 2002, we had installed 343 Vcom kiosks. We anticipate that we will have the first 1,000 kiosks rolled out by the end of the second quarter of 2003. Our longer range plans anticipate further expanding Vcom to a total of 3,500 stores.

We estimate our capital investment for the expansion to 1,000 kiosks at approximately $55 million. We will fund this expansion through a capital lease program. In connection with the 1,000-store rollout, we estimate that we will need approximately $110 million to fund the amount of cash in the kiosks necessary for check-cashing and ATM transactions. Our current plans are to obtain these funds through our commercial paper program.

In exchange for our granting strategic partners exclusive rights to offer their services or products on our Vcom kiosks, they will pay us placement fees, a percentage of the transaction fees and, in certain circumstances, expense reimbursement. As of December 31, 2002, we have received $273 million of placement fee commitments (based on a 3,500-store rollout) from our strategic partners, although most of such commitments are funded as Vcom kiosks are deployed. In 2002 we received $16.0 million in such fees. We recognized $3.0 million as an offset to the cost associated with the Vcom pilot in OSG&A expense and $3.7 million in other income. As of December 31, 2002, $22.5 million of fees received had not been recognized in earnings and are included in our Consolidated Balance Sheet as deferred credits. With the exception of fees associated with funding the pilot program, which were amortized over the term of the program, we will amortize substantially all placement fee income over the term of the applicable agreement.

Contractual Obligations and Commercial Commitments

Financial Obligations A summary of our material contractual cash obligations under our long-term debt, leases and convertible quarterly income debt securities ("QUIDS") as of December 31, 2002, is as follows (in millions):

	2003	2004	2005	2006	2007	Thereafter	Total
Long-Term Debt (1)	$ 38.5	$ 24.9	$217.1	$ 66.8	$114.4	$ 765.5	$1,227.2
Capital Lease Obligations	29.0	28.6	27.9	26.8	25.5	196.0	333.8
Operating Lease Obligations	197.4	180.1	147.1	117.3	91.0	631.7	1,364.6
QUIDS	—	—	—	—	—	380.0	380.0
Total	$264.9	$233.6	$392.1	$210.9	$230.9	$1,973.2	$3,305.6

(1) Includes $476.4 million of commercial paper, all of which is classified in "thereafter."

Long-Term Debt We have $650 million available under our commercial paper facility, of which $476.4 million was outstanding as of December 31, 2002. We have classified the entire outstanding amount as noncurrent debt because we intend to maintain at least this amount outstanding during the next year. Such debt is unsecured and is fully and unconditionally guaranteed by Ito-Yokado through 2004 under a written agreement. See "—Other Issues—Related Party Transactions—Commercial Paper" and Note 9 to the Consolidated Financial Statements. If we fail to repay the commercial paper as it matures, Ito-Yokado will become obligated to make such payments under its guarantee of our commercial paper facility. We would, in turn, be obligated to reimburse Ito-Yokado, subject to some restrictions in our credit agreement, for the costs associated with such a payment. Our credit agreement restrictions principally specify that we cannot make reimbursements until one year after we repay, in full, all amounts outstanding under the credit agreement.

Our other long-term debt primarily consists of subordinated debentures of $389.8 million, a term loan of $214.2 million and yen-denominated loans of $144.4 million. See Note 9 to the Consolidated Financial Statements.

Capital Lease Obligations We utilize capital leases as a means of funding our property and equipment. Generally, real estate leases are for primary terms from 14 to 20 years with options to renew for additional periods and equipment leases are for terms from one to 10 years. These obligations and related assets are included in our Consolidated Balance Sheet.

Operating Lease Obligations We also lease a substantial portion of our property and equipment using traditional operating leases. Generally, real estate leases are for primary terms up to 19 years with options to renew for additional periods and equipment leases are for terms from one to 10 years. These obligations and related assets are not included in our Consolidated Balance Sheet.

Store Leases As of December 31, 2002, we operated or franchised a total of 5,823 stores in the United States and Canada. We own fewer than one-third of these stores, and we lease the remainder. Over the next five years, leases covering more than half of our total leased stores will expire, including more than 1,200 leases that lack rent renewal options or contain negotiable rent options and more than 1,300 leases that have fixed rent options. We have devoted, and will continue to devote, considerable efforts to extending and/or renegotiating these leases.

	2003	2004	2005	2006	2007	Total
Lease Expiring or with Negotiable Rent Options	143	234	265	313	305	1,260
Fixed Rent Options	140	382	258	281	316	1,377
Total	283	616	523	594	621	2,637

We originally signed many of the expiring leases or leases with negotiable options in the 1970s and 1980s. Some of these leases had primary terms of 10 to 20 years, with as many as three options to renew for additional five-year terms. For those sites where we need to negotiate (a) a new lease to replace an expiring lease or (b) a new rental for those leases that have negotiable rent renewal options, we expect that we will pay prevailing market rates when the new lease term or option term commences, which will likely significantly increase our operating costs. If we are unable to agree on an appropriate rent for any one of these stores, we may decide to forego renewal of the lease and close the store.

If we have a fixed rent option, in most cases the rent will increase either to a specific predetermined dollar amount or as calculated based on a predetermined formula, such as an increase in the consumer price index. These rent increases will increase our operating costs.

QUIDS Ito-Yokado and Seven-Eleven Japan hold $380 million of QUIDS from two separate transactions consummated in 1995 ($300 million) and 1998 ($80 million). These securities can be converted into our common stock at predetermined prices. The securities bear interest at 4.5% annually and are subordinate to all existing debt. See "—Other Issues—Related Parties—QUIDS" and Note 10 to the Consolidated Financial Statements.

Revolving Credit Facility There was no funded debt outstanding under the revolver at December 31, 2002. Letters of credit outstanding under the revolver totaled $79.1 million at December 31, 2002, and reduced available funds under the revolver to $120.9 million. Interest on borrowings are based on a variable rate equal to the administrative agent bank's base rate or, at our option, a rate equal to a reserve-adjusted Eurodollar rate plus a margin determined by our credit rating for senior long-term indebtedness.

Our revolving credit facility contains various financial and operating covenants that require us, among other things, to maintain certain financial ratios, including interest and rent coverage, consolidated total indebtedness and consolidated senior indebtedness to earnings before interest, income taxes, depreciation, amortization and the interest component of rent expense on certain lease facilities. The facility also contains covenants which, among other things, limit (a) our ability to incur or guarantee indebtedness or other liabilities other than under the facility, (b) our ability to engage in asset sales and sale/leaseback transactions, (c) the types of investments we can make and (d) our ability to pay cash dividends or redeem or prepay principal and interest on any subordinated debt. The bank's funding obligations are contingent on our financial operations. If we suffer a material adverse change, the bank would not have to fund the facility. We do not anticipate drawing down any funds under our revolver in the near future. See Note 9 to the Consolidated Financial Statements.

Purchase Commitments We have various material contracts with service and product vendors that contain commitments to purchase minimum levels of products or services. We have estimated our material minimum purchase commitments as of December 31, 2002. These estimated commitments are summarized as follows (in millions):

	2003	2004	2005	2006	2007	Thereafter	Total
Distribution Services (1)	$ 900.0	$ 925.0	$ 950.0	$ —	$ —	$ —	$2,775.0
Gasoline Supply (1)	925.0	950.0	950.0	710.0	—	—	3,535.0
IT Commitments	65.0	65.0	60.0	25.0	25.0	—	240.0
Product and Other Commitments (2)	80.0	80.0	80.0	40.0	35.0	—	315.0
Total	$1,970.0	$2,020.0	$2,040.0	$775.0	$60.0	$ —	$6,865.0

(1) We have estimated our future purchase commitments based on volumes purchased and our average cost for 2002 increased annually by approximately 3%.
(2) We have estimated our future purchase commitments based on our contracted volume at 2002 prices.

Distribution Services In July 2002 we signed a new 40-month service agreement with McLane Company, Inc., a wholly-owned subsidiary of Wal-Mart Stores, Inc., under which McLane is the primary distributor of traditional grocery products to our U.S. stores and designated combined distribution centers in the United States. The new agreement became effective in September 2002 and replaces a prior 10-year agreement that was set to expire in November 2002. Under the terms of the agreement, we are required to purchase a minimum percentage of eligible purchases from McLane. We exceeded the minimum percentage in 2002 and expect to exceed it in 2003. Our failure to purchase the minimum percentage of eligible purchases could result in a change in pricing of certain products.

Gasoline Supply We are currently in the 17th year of a 20-year product purchase agreement with Citgo Petroleum Corporation. This agreement, which expires in September 2006, permits us to purchase gasoline from parties other than Citgo, but obligates us to purchase specified quantities of gasoline at market prices from Citgo. The minimum required annual purchases under this agreement are generally the lesser of 750 million gallons or 35% of all of the gasoline we purchased for retail sale. We have exceeded the minimum required annual purchases in all material respects in each year of the contract and expect to continue doing so in the future. See Note 14 to the Consolidated Financial Statements.

IT Commitments We have various information technology commitments that require us to purchase minimum amounts of products and services annually. We have exceeded such minimum purchase requirements in the past in all material respects and expect to continue doing so for the foreseeable future. Our failure to satisfy the minimum purchase requirements could cause us to make payments to the applicable provider(s) equal to the commitment(s) or a predetermined percentage of the commitment(s).

Product Commitments We have various product purchase contracts that require us to purchase a minimum amount of products annually. We have generally exceeded such minimum purchase requirements in the past and expect to continue doing so for the foreseeable future. Our failure to satisfy the minimum purchase requirements could result in termination of the contracts, changes in pricing of the products and payments to the applicable provider(s) of a predetermined percentage of the commitment(s) which would not exceed $7 million.

Off-balance Sheet Items

We are party to two lease facilities that have, as of December 31, 2002, provided us with $193.3 million in off-balance sheet financing that we used for constructing new stores and acquiring operating convenience stores from third parties not affiliated with us. Under the agreements, trusts funded by a group of senior lenders either acquired land and undertook construction projects for which we were the construction agent or acquired operating convenience stores from third parties. See Note 12 to the Consolidated Financial Statements for discussion regarding our participation in the facilities, borrowing costs of the facilities and covenants and guarantees under the facilities.

We account for the leases as operating leases. The trusts are substantive entities in which a major financial institution is the primary equity holder. We have no management control or equity interest in the trusts. We do not intend to use this type of financing program in the future and instead expect to rely on other sources to fund future expansion.

We have guaranteed $3.7 million of a five-year, $15 million note between one of our equity affiliates and a third-party lending institution. The affiliate obtained the loan to restructure existing debt. The guaranteed amount is the maximum potential amount that we could be required to pay in the event of default by the affiliate.

We have contracts with our combined distribution center operators that require us to provide a certain level of financial support. We estimate that we will pay approximately $5 million in support over the next three years.

Cash Flows from Operating Activities

Net cash provided by operating activities for 2002 was $496.7 million, an increase of $218.5 million, or 78.5%, from $278.2 million in 2001. We attribute this increase to changes in working capital items, primarily as a result of timing of the funding for money orders and the timing of payment of merchandise payables and increases in employee payables and deferred income. These were partially offset by increases in franchisee and credit card receivables and receivables for vendor promotional allowances.

Cash Flows from Investing Activities

Net cash used in investing activities was $444.3 million, an increase of $86.9 million, or 24.3%, from $357.4 million in 2001. A portion of this increase is due to increased capital expenditures to $426.2 million in 2002 from $356.9 million in 2001. Capital expenditures were used for maintaining, remodeling and upgrading stores, developing new stores, enhancing our retail information system, purchasing new equipment to support merchandising initiatives and complying with environmental regulations. Also contributing to the increase was the change in restricted cash of $37.1 million in 2002 compared to the change of $19.6 million in 2001. Restricted cash represents funds escrowed for the semiannual payment on our yen-denominated debt.

Cash Flows from Financing Activities

Net cash used in financing activities was $57.3 million in 2002 compared to net cash provided by financing activities of $71.6 million in 2001. Net proceeds under commercial paper and revolving credit facilities in 2002 totaled $5.1 million, compared to net proceeds of $77.3 million in 2001. Long-term debt repayments in 2002 of $40.8 million consist of payments of scheduled debt maturities compared to $76.8 million in 2001. In 2001, we received $76.6 million of proceeds from issuance of long-term debt from a 10 billion yen loan. See Note 9 to the Consolidated Financial Statements.

Other Issues

Related Party Transactions

As of December 31, 2002, our majority shareholder, IYG Holding Co., held 72.5% of our common stock. IYG Holding Co. is owned 51% by Ito-Yokado and 49% by Seven-Eleven Japan, which is a majority-owned subsidiary of Ito-Yokado. IYG Holding Co. is a Delaware corporation that was formed in 1991 to acquire and hold our common stock.

Commercial Paper We entered into an agreement with Ito-Yokado pursuant to which Ito-Yokado agreed to fully and unconditionally guarantee our commercial paper facility. As a result of this guarantee, we achieve lower interest rates and better credit ratings than would otherwise be achieved. Both the interest rates we pay on our commercial paper and our credit rating are affected by Ito-Yokado's credit rating, and a significant downgrade of Ito-Yokado's credit rating could adversely affect us. Due to Ito-Yokado's significant indirect ownership interest in our company, we expect our relationship with Ito-Yokado to continue in the future. See "—Liquidity and Capital Resources—Contractual Obligation and Commercial Commitments—Financial Obligations—Long-Term Debt" and Notes 1, 9 and 10 to the Consolidated Financial Statements.

QUIDS Ito-Yokado and Seven-Eleven Japan hold $380 million of QUIDS from two separate transactions consummated in 1995 ($300 million) and 1998 ($80 million). These securities can be converted into our common stock at predetermined prices. The securities bear interest at 4.5% annually and are subordinate to all existing debt. The terms and conditions of both QUIDS transactions were approved in advance by a Special Committee comprised of three independent members of our board of directors. In deciding whether to approve the transactions, the Special Committee relied, in part, on fairness opinions delivered to the committee by financial institutions who conducted extensive due diligence prior to issuing their opinions. See Note 10 to the Consolidated Financial Statements.

License Royalties In 2002 we received over $43 million of royalties from our area license agreement with Seven-Eleven Japan. See Notes 1 and 9 to the Consolidated Financial Statements.

SEJ Notes In January 2003, we entered into a note purchase agreement with Seven-Eleven Japan that authorizes the issuance and sale of up to $400 million aggregate principal amount of Senior Subordinated Notes due January 27, 2010. On January 10, 2003, we received $100 million under the note purchase agreement.

Expansion into China There are currently approximately 450 7-Eleven stores in Hong Kong and approximately 100 7-Eleven stores in the south China province of Guangdong operated by subsidiaries of Dairy Farm International Ltd. pursuant to a licensing arrangement. During the third quarter of 2001, we announced plans to explore additional licensing arrangements to expand the development and operation of 7-Eleven stores in additional provinces of China.

We have evaluated the possibility of entering into a licensing arrangement for at least one additional market area in China with a joint venture formed by Seven-Eleven Japan, President Chain Store Corporation and the two Chinese participants referenced below. President Chain Store Corporation is our current licensee in Taiwan, where it operates approximately 3,200 7-Eleven stores, and Seven-Eleven Japan is our current licensee in Japan, where it operates approximately 9,450 7-Eleven stores. We have focused on the possibility of negotiating a licensing arrangement with Seven-Eleven Japan and President Chain Store Corporation because of their financial strength, business experience in China and proven ability to develop and operate 7-Eleven stores.

We are considering entering into a licensing arrangement with a joint venture that includes Seven-Eleven Japan, which together with Ito-Yokado owns 72.5% of our common stock. Therefore, our Board of Directors has appointed a Special Committee comprised of three directors, none of whom is affiliated with Seven-Eleven Japan, Ito-Yokado or any of the proposed joint venture partners, to review and consider the proposed licensing arrangement for approval.

The Special Committee met four times in 2002. Following the Committee's evaluation of potential joint venture partners based on criteria that the Committee has deemed important to the joint venture's success, during the third quarter of 2002 the Special Committee approved Seven-Eleven Japan and President Chain Store Corporation as the foreign partners in the Chinese joint venture, with Seven-Eleven Japan holding a controlling interest in the venture.

Chinese law requires that one or more Chinese entities collectively have at least a 35% ownership interest in the joint venture. During the third quarter of 2002, the Special Committee gave conditional approval to two Chinese partners to be included in the joint venture: Beijing Shoulian Commercial Group Co. Ltd. and China National Sugar & Alcohol Group. During the fourth quarter of 2002, the conditions to the approval of the Chinese partners were satisfied, and a draft of a Letter of Intent was approved. The Letter of Intent is currently being reviewed by Seven-Eleven Japan, President Chain Store Corporation and the Chinese partners.

The Special Committee's approval of all partners to the joint venture is subject to the Committee's receipt and review of certain additional documentation relating to the joint venture partners and to the Committee's approval of the final terms of the license agreement that will be negotiated between the Company and the joint venture.

Environmental

At December 31, 2002, our estimated undiscounted liability for our environmental costs related to remedial action at existing and previously operated gasoline storage sites and other operating and non-operating properties where releases of regulated substances have been detected was $36.5 million. We anticipate that substantially all of the future remediation costs for detected releases of regulated substances at remediation sites of which we are aware, as of December 31, 2002, will be incurred within the next five to six years. The estimated liability could change within the near future for several reasons, including revisions to or the creation of governmental requirements, existing remediation projects become fully defined and revised cost-to-closure estimates become available, and unplanned future failures of underground gasoline storage tank systems.

Under state reimbursement programs, we are eligible to be reimbursed for a portion of remediation costs previously incurred. At December 31, 2002, we had recorded a net receivable of $60.0 million for the estimated state reimbursements, of which $34.1 million relates to remediation costs incurred in the State of California. In assessing the probability of state reimbursements, we take into consideration each state's fund balance, revenue sources, existing claim backlog, historical payments and claim ranking. As a result of these assessments, the recorded receivable amounts at December 31, 2002, are net of allowances of $10.8 million. The estimated future state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be revised or extended. Our estimated reimbursement amounts could change materially as remediation costs are incurred and as receipts of state trust funds are recorded.

While we cannot be certain of the timing of our receipt of state reimbursement funds, based on our experience we expect to receive the majority of state reimbursement funds within one to three years after our payment of eligible remediation expenses. This time period assumes that the state administrative procedures for processing such reimbursements have been fully developed. One exception to our assumption is California, where we estimate that we will receive reimbursement funds within one to 10 years after our payment of eligible remediation expenses. As a result of the timing for reimbursements, we have present-valued the portion of the recorded receivable amount that relates to remediation activities that have already been completed at a discount rate of approximately 3.9%. Thus, in addition to the allowance set forth in the preceding paragraph, the recorded receivable amount is also net of a discount of $8.8 million.

The estimated future remediation expenditures and related state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be implemented or revised. Such revisions could have a material impact on our operations and financial position. See Notes 1 and 14 to the Consolidated Financial Statements.

Franchise Agreement Renewal

As of December 31, 2002, we had approximately 3,300 franchised stores in the United States. About 37% of those franchised stores are subject to franchise agreements that are scheduled to expire on December 31, 2003. We are in the process of finalizing a new franchise agreement that we plan to offer to franchisees whose franchise agreements expire at that time. We do not anticipate that the terms of the new agreement will have a material impact on the franchisees or us. The economics of the new agreement will be evaluated according to a procedure set forth in a court-approved settlement agreement. This procedure provides for extension of the existing franchise agreements until such time as all steps in the procedure have been completed.

Recently Issued Accounting Standards

Effective January 1, 2003, we adopted the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which was issued in July 2002 and is effective for exit or disposal activities initiated after December 31, 2002. The statement requires that costs associated with exit or disposal activities must be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operation or other exit or disposal activity. These costs generally arise from store closings and will be recorded at the time the store is closed.

SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123," was issued in December 2002 to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial statements for interim periods beginning after December 15, 2002. At the present time, we do not intend to adopt the fair-value-based method of accounting for our stock compensation plans. For additional information about our stock compensation plans, see Notes 1 and 16 in the Consolidated Financial Statements.

Financial Accountant Standards Board ("FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," was issued in November 2002. The Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued (see Note 12 to the Consolidated Financial Statements). It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The initial recognition and measurement provisions of the Interpretation are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. We anticipate that the adoption of this statement will not have a material impact on our financial statements.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51," was issued in January 2003. The Interpretation addresses consolidation of variable interest entities ("VIEs") to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, "Consolidated Financial Statements," does not apply because the VIEs have no voting interests or otherwise are not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The provisions of the Interpretation are effective immediately for VIEs created after January 31, 2003, and to VIEs in which an entity obtains an interest after that date. An entity with a variable interest in a VIE created before February 1, 2003, must apply the provisions no later than the first reporting period beginning after June 15, 2003. The Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements. We expect to include the assets, liabilities, noncontrolling interests and results of activities of the trusts discussed in Note 12 to the Consolidated Financial Statements in our consolidated financial statements effective July 1, 2003. We estimate that this will result in an after-tax, one-time cumulative effect charge of approximately $9 million to $12 million. On an annual basis, we expect the after-tax impact on earnings from continuing operations to be a charge of approximately $5 million to $7 million.

Quantitative and Qualitative Disclosure about Market Risk

The following discussion summarizes the financial and derivative instruments we held as of December 31, 2002. These instruments are sensitive to changes in interest rates, foreign exchange rates and equity prices. We use interest-rate swaps to manage the primary market exposures associated with underlying liabilities and anticipated transactions. We use these instruments to reduce risk by essentially creating offsetting market exposures. In addition, our two yen-denominated loans effectively serve as an economic hedge of our exposure to yen-dollar currency fluctuations resulting from our significant yen-based royalty from Seven-Eleven Japan. We do not leverage the instruments we hold, and we hold the instruments for purposes other than trading. In the normal course of business, we also face risks that are either non-financial or non-quantifiable, such as country risk, credit risk and legal risk, and we have not addressed these risks in this discussion.

Interest-Rate Risk Management

The following table presents descriptions of the floating-rate financial instruments and interest-rate-derivative instruments we held at December 31, 2002. We entered into interest-rate swaps to achieve the levels of variable and fixed-rate debt approved by senior management. Under the interest-rate swaps, we agreed with other parties to exchange the difference between fixed-rate and floating-rate interest amounts on a quarterly basis.

The following table presents the principal cash flows by maturity date for our floating-rate debt and the related estimated average interest rate. For the interest-rate swaps, the table presents the notional amounts outstanding and expected interest rates that exist by contractual dates. We used the notional amount to calculate the contractual payments to be exchanged under the contract, and we estimated the variable rates based on implied forward rates in the yield curve as of December 31, 2002.

(Dollars in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Floating-Rate Financial Instrument:								
Commercial Paper [1]	—	—	—	—	—	$476	$476	$ 476
Average interest rate	1.3%	2.3%	3.3%	4.3%	5.1%	5.1%	5.1%	
Interest-Rate Derivatives:								
Notional amount	$250	$250	—	—	—	—	$250	$(14.6)
Average pay rate	6.1%	6.1%	—	—	—	—	—	
Average receive rate	1.3%	2.4%	—	—	—	—	1.4%	

(1) See "—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Long-Term Debt."

The negative $14.6 million fair value of the interest-rate swap represents an estimate of the amount we would pay if we had chosen to terminate the swap as of December 31, 2002. See Note 11 to the Consolidated Financial Statements. As of December 31, 2002, approximately 34% of our debt contained floating rates that will be impacted by changes in interest rates. We have effectively eliminated 52% of our exposure to variable rates through the interest-rate swap agreement. The weighted-average interest rate for such debt, including the impact of the interest-rate swap agreement, was 4.1% for the year ended December 31, 2002, as compared to 5.2% for the year ended December 31, 2001.

Foreign-Exchange Risk Management

Our $71.6 million of royalty income in 2002 was impacted by fluctuating exchange rates. Approximately 60% of such royalties were from area license agreements with Seven-Eleven Japan. Although SFAS No. 133 nullified the hedge accounting treatment we were applying to the Seven-Eleven Japan royalty and our yen-denominated loans, we continue to have an economic hedge by using the Seven-Eleven Japan royalty receipts to make principal and interest payments on our yen-denominated loans. However, since January 1, 2001, we have adjusted the balance of the yen loans at each reporting date to reflect the current Japanese yen to U.S. dollar exchange rate, and the resulting foreign currency exchange gain or loss is recognized in earnings. Based on our yen-denominated debt balance as of December 31, 2002, a one-point increase or decrease in the Japanese yen to U.S. dollar exchange rate would result in an increase or decrease in pretax earnings of approximately $1 million. See "—Critical Accounting Policies and Estimates—Yen Loans" and Notes 1 and 9 to the Consolidated Financial Statements.

In addition, we are exposed to fluctuating exchange rates on the portion of our royalties earned in foreign currencies that are not attributable to our license agreement with Seven-Eleven Japan, but we do not believe future risk is material based on current estimates. We also have several wholly or partially owned foreign subsidiaries and are susceptible to exchange-rate risk on earnings from these subsidiaries; based on current estimates, however, we do not consider future foreign-exchange risk to be material.

Equity-Price Risk Management

We hold equity securities of other companies. We classify these securities as available for sale and carry them on our consolidated balance sheet at fair value. At December 31, 2002, we held shares of Affiliated Computer Services, Inc. common stock (the "ACS shares"), which had no cost basis but had a fair value of $5.3 million. We obtained the ACS shares in 1988 as part of our mainframe data processing contract with ACS. At that time, ACS was a privately held start-up company. Accordingly, the stock was valued with no cost.

Changes in fair value are recognized as other comprehensive earnings, net of tax, as a separate component of shareholders' equity.

Consolidated Balance Sheets

(Dollars in thousands, except per-share data)	December 31 2001	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 113,729	$ 82,423
Cash for Vcom kiosks	11,870	38,342
Total cash and cash equivalents	125,599	120,765
Accounts receivable	223,434	248,483
Inventories	114,529	114,091
Other current assets	168,685	140,837
Total current assets	632,247	624,176
Property and equipment	2,013,348	2,175,360
Other assets	257,234	264,789
Total assets	$2,902,829	$3,064,325
Liabilities and Shareholders' Equity		
Current liabilities:		
Trade accounts payable	$ 225,723	$ 260,978
Accrued expenses and other liabilities	415,269	457,623
Commercial paper	71,635	—
Long-term debt due within one year	79,073	48,609
Total current liabilities	791,700	767,210
Deferred credits and other liabilities	294,747	386,995
Long-term debt	1,283,907	1,366,623
Convertible quarterly income debt securities	380,000	380,000
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.0001 par value; 1,000,000,000 shares authorized; 104,809,265 and 104,977,302 shares issued and outstanding	10	10
Additional capital	1,166,624	1,168,182
Accumulated deficit	(1,002,884)	(990,107)
Unearned compensation	—	(1,068)
Accumulated other comprehensive loss	(11,275)	(13,520)
Total shareholders' equity	152,475	163,497
Total liabilities and shareholders' equity	$2,902,829	$3,064,325

See Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings

(Dollars in thousands, except per-share data)	Years Ended December 31 2000	2001	2002
Revenues:			
Merchandise sales (including $592,533, $620,414 and $726,140 in excise taxes)	$6,523,324	$ 6,909,576	$ 7,279,625
Gasoline sales (including $648,237, $716,680 and $775,709 in excise taxes)	2,655,387	2,712,725	2,830,119
Net sales	9,178,711	9,622,301	10,109,744
Other income	104,722	111,972	103,042
Total revenues	9,283,433	9,734,273	10,212,786
Costs and Expenses:			
Merchandise cost of goods sold	4,254,172	4,544,300	4,750,510
Gasoline cost of goods sold	2,420,854	2,453,676	2,570,783
Total cost of goods sold	6,675,026	6,997,976	7,321,293
Franchisee gross profit expense	662,980	703,434	747,106
Operating, selling, general and administrative expenses	1,707,962	1,805,283	1,992,122
Interest expense, net	79,302	62,693	64,721
Total costs and expenses	9,125,270	9,569,386	10,125,242
Earnings From Continuing Operations Before Income Tax Expense and Cumulative Effect of Accounting Change	158,163	164,887	87,544
Income Tax Expense	48,931	64,306	35,018
Earnings from Continuing Operations Before Cumulative Effect of Accounting Change	109,232	100,581	52,526
Loss on Discontinued Operations (net of tax benefit of $612, $4,485 and $7,740)	(940)	(7,014)	(11,610)
Cumulative Effect of Accounting Change (net of tax benefit of $6,295 and $18,759)	—	(9,847)	(28,139)
Net Earnings	$ 108,292	$ 83,720	$ 12,777
Net Earnings Per Common Share:			
Basic			
Earnings from continuing operations before cumulative effect of accounting change	$ 1.09	$ .96	$ .50
Loss on discontinued operations	(.01)	(.07)	(.11)
Cumulative effect of accounting change	—	(.09)	(.27)
Net earnings	$ 1.08	$ .80	$ .12
Diluted			
Earnings from continuing operations before cumulative effect of accounting change	$ .99	$ .89	$ .48
Loss on discontinued operations	(.01)	(.06)	(.10)
Cumulative effect of accounting change	—	(.08)	(.25)
Net earnings	$ .98	$ .75	$ .13

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity (Deficit)

(Dollars and shares in thousands)	Common Stock Shares	Common Stock Par Value	Additional Capital	Accumulated Earnings (Deficit)	Unearned Compensation	Accumulated Other Comprehensive Earnings (Loss) Unrealized Gains (Losses)	Accumulated Other Comprehensive Earnings (Loss) Foreign Currency Translation	Shareholders' Equity (Deficit)
Balance at December 31, 1999	82,000	$ 8	$ 625,761	$(1,194,896)	$ —	$11,151	$(1,599)	$(559,575)
Net earnings				108,292				108,292
Other comprehensive earnings (loss):								
Unrealized gain on equity securities (net of $568 deferred taxes)						888		888
Reclassification adjustments for gains included in net earnings (net of $3,140 deferred taxes)						(4,912)		(4,912)
Foreign currency translation							(3,053)	(3,053)
Total other comprehensive loss								(7,077)
Comprehensive earnings								101,215
Issuance of stock	22,768	2	540,464					540,466
Balance at December 31, 2000	104,768	10	1,166,225	(1,086,604)	—	7,127	(4,652)	82,106
Net earnings				83,720				83,720
Other comprehensive earnings (loss):								
Unrealized gain on equity securities (net of $2,126 deferred taxes)						3,325		3,325
Reclassification adjustments for gains included in net earnings (net of $3,338 deferred taxes)						(5,221)		(5,221)
Unrealized loss related to interest rate swap (net of ($5,478) deferred taxes)						(7,684)		(7,684)
Cumulative effect of accounting change (net of $784 deferred taxes)						702		702
Foreign currency translation							(4,872)	(4,872)
Total other comprehensive loss								(13,750)
Comprehensive earnings								69,970
Issuance of stock	41	—	399					399
Balance at December 31, 2001	104,809	10	1,166,624	(1,002,884)	—	(1,751)	(9,524)	152,475
Net earnings				12,777				12,777
Other comprehensive earnings (loss):								
Unrealized loss on equity securities (net of ($49) deferred taxes)						(270)		(270)
Reclassification adjustments for gains included in net earnings (net of $1,195 deferred taxes)						(1,812)		(1,812)
Unrealized gain related to interest rate swap (net of $346 deferred taxes)						92		92
Foreign currency translation							(255)	(255)
Total other comprehensive loss								(2,245)
Comprehensive earnings								10,532
Unearned compensation					(1,068)			(1,068)
Issuance of stock	168	—	1,558					1,558
Balance at December 31, 2002	104,977	$10	$1,168,182	$ (990,107)	$(1,068)	$(3,741)	$(9,779)	$ 163,497

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31 2000	2001	2002
Cash Flows From Operating Activities:			
Net earnings	$ 108,292	$ 83,720	$ 12,777
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Cumulative effect of accounting change	—	9,847	28,139
Depreciation and amortization of property and equipment	219,223	246,782	279,807
Other amortization	20,051	20,117	355
Deferred income taxes	28,507	28,141	20,245
Noncash interest expense	1,363	1,246	1,242
Foreign currency net conversion loss (gain)	1,116	(13,992)	14,930
Other noncash income	(3,931)	(1,013)	(743)
Gain on debt redemption	(2,892)	—	—
Net loss on property and equipment	3,426	12,208	25,085
Increase in accounts receivable	(13,730)	(39,607)	(28,984)
Decrease (increase) in inventories	27,651	(7,660)	438
(Increase) decrease in other assets	(18)	(47,309)	18,024
Increase (decrease) in trade accounts payable and other liabilities	63,426	(14,245)	125,432
Net cash provided by operating activities	452,484	278,235	496,747
Cash Flows From Investing Activities:			
Payments for purchase of property and equipment	(300,370)	(356,902)	(426,234)
Proceeds from sale of property and equipment	76,874	11,154	16,515
Proceeds from sale of domestic securities	8,016	8,537	2,996
Restricted cash	—	(19,585)	(37,147)
Other	(13,942)	(593)	(418)
Net cash used in investing activities	(229,422)	(357,389)	(444,288)
Cash Flows From Financing Activities:			
Proceeds from commercial paper and revolving credit facilities	4,269,051	4,405,780	5,853,757
Payments under commercial paper and revolving credit facilities	(4,752,613)	(4,328,475)	(5,848,694)
Proceeds from issuance of long-term debt	—	76,602	—
Principal payments under long-term debt agreements	(240,323)	(76,812)	(40,831)
Increase (decrease) in outstanding checks in excess of cash in bank	17,497	(3,410)	(20,637)
Net proceeds from issuance of common stock	539,690	223	51
Other	(45)	(2,333)	(939)
Net cash (used in) provided by financing activities	(166,743)	71,575	(57,293)
Net Increase (Decrease) in Cash and Cash Equivalents	56,319	(7,579)	(4,834)
Cash and Cash Equivalents at Beginning of Year	76,859	133,178	125,599
Cash and Cash Equivalents at End of Year	$ 133,178	$ 125,599	$ 120,765
Related Disclosures for Cash Flow Reporting:			
Interest paid, excluding SFAS No.15 Interest	$ (95,785)	$ (73,236)	$ (69,641)
Net income taxes (paid) refunded	$ (31,342)	$ (36,503)	$ 13,608
Assets obtained by entering into capital leases	$ 26,759	$ 22,480	$ 42,536
98 Yen debt principal and interest payments from restricted cash	$ —	$ (10,603)	$ (42,399)

See Notes to Consolidated Financial Statements.

NOTE 1: Accounting Policies

Principles of Consolidation – 7-Eleven, Inc. and its subsidiaries ("the Company") is owned 72.5% by IYG Holding Company, which is jointly owned by Ito-Yokado Co., Ltd. ("IY") and Seven-Eleven Japan Co., Ltd. ("SEJ"). SEJ is a majority-owned subsidiary of IY. The Company and its franchisees operate more than 5,800 7-Eleven and other convenience stores in the United States and Canada. Area licensees, or their franchisees, and affiliates operate approximately 18,600 additional 7-Eleven convenience stores in certain areas of the United States, in 15 other countries and in the U. S. territories of Guam and Puerto Rico.

The consolidated financial statements include the accounts of 7-Eleven, Inc. and its subsidiaries. Intercompany transactions and account balances are eliminated. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

The Company has restated the accompanying consolidated Statements of Earnings to include prior-year extraordinary gains from extinguishments of debt in Operating, Selling, General and Administrative ("OSG&A") expense as a result of adopting the provisions of Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires that gains and losses from extinguishment of debt be aggregated and classified as an extraordinary item, net of related income tax effect, on the statement of earnings only if they meet the criteria of unusual or infrequently occurring items. SFAS No. 145 also requires that gains and losses from debt extinguishments, which were classified as extraordinary items in prior periods, be reclassified to continuing operations if they do not meet the criteria for extraordinary items.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Such estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. The results of these estimates form the basis of the Company's judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Merchandise sales and cost of goods sold of stores operated by franchisees are consolidated with the results of Company-operated stores. Merchandise sales of stores operated by franchisees are $3.68 billion, $3.94 billion and $4.16 billion from 3,118, 3,174 and 3,276 stores for the years ended December 31, 2000, 2001 and 2002, respectively.

The gross profit of franchise stores is split between the Company and its franchisees. The franchisees' share of the gross profit of franchise stores generally approximates 48% of the merchandise gross profit of the store and is included in franchisee gross profit expense in the accompanying Consolidated Statements of Earnings. The Company's share of the gross profit of franchise stores is its ongoing royalty, generally approximating 52% of the merchandise gross profit of the store, which is charged to the franchisee for the license to use the 7-Eleven operating system and trademarks, for the lease and use of the store premises and equipment, and for continuing services provided by the Company. These services include merchandising, advertising, record-keeping, store audits, contractual indemnification, business counseling services and preparation of financial summaries. The Company also provides financing of the franchisee store inventory and other operating items (see Note 2), which are collateralized by the store inventory.

With regard to gasoline sales, the franchise agreements in most instances require the Company to pay the franchisee one cent per gallon sold as compensation for measuring and reporting deliveries of gasoline, conducting pricing surveys of competitors, changing the price displays and cleaning the service areas. By practice, in recent years the Company has paid its franchisees 25% of the gasoline gross profit if that sum is higher than one cent per gallon sold, but the Company is not required to continue doing so. These amounts are also included in franchisee gross profit expense in the accompanying Consolidated Statement of Earnings.

Sales by stores operated under domestic and foreign area license agreements are not included in consolidated revenues. All fees or royalties arising from such agreements are included in other income. Initial fees, which have been immaterial, are recognized when the services required under the agreements are performed.

Operating Segment – The Company operates in a single operating segment – the operating, franchising and licensing of convenience food stores, primarily under the 7-Eleven name.

The Company does not rely on any major customers as a source of revenue. Excluding area license royalties, which are included in other income as stated above, the Company's operations are concentrated in the United States and Canada. Approximately 8% of the Company's net sales for the years ended December 31, 2000, 2001 and 2002 are from Canadian operations, and approximately 5% of the Company's long-lived assets for the years ended December 31, 2001 and 2002 are located in Canada.

Revenues – Revenues from the Company's two major product categories, merchandise and gasoline, are recognized at the point of sale. Based on the total dollar volume of store purchases, management estimates that the percentages of its convenience store merchandise sales by principal product category for the last three years were as follows:

Product Categories

Years Ended December 31	2000	2001	2002
Tobacco Products	26.4%	26.6%	27.5%
Beverages	22.5%	22.5%	22.5%
Beer/Wine	10.9%	11.1%	11.0%
Candy/Snacks	11.1%	10.7%	10.7%
Non-Foods	8.1%	7.9%	7.4%
Fresh Foods	6.7%	6.5%	6.6%
Dairy Products	4.8%	4.7%	4.4%
Prepaid Products	3.0%	3.8%	4.1%
Other	3.7%	3.5%	3.2%
Total Product Sales	97.2%	97.3%	97.4%
Services	2.8%	2.7%	2.6%
Total Merchandise Sales	100.0%	100.0%	100.0%

Services include lottery, ATM and money order service fees/commissions for which there are little, if any, costs included in merchandise cost of goods sold.

Other Income – Other income is primarily area license royalties and franchise fee income. The area license royalties were $80.9 million, $84.8 million and $71.6 million and include amounts from area license agreements with SEJ of $57.8 million, $60.9 million and $43.2 million for the years ended December 31, 2000, 2001 and 2002, respectively. Beginning in August 2002, royalty payments from SEJ were reduced by approximately 70% in accordance with the terms of the license agreement (see Note 9).

The present franchise agreements typically have a 10-year term, and initial franchise fees are generally calculated based on gross profit dollar experience for the store or market area. These fees cover certain costs including training, an allowance for lodging for the trainees and other costs relating to the franchising of the store. The Company defers the recognition of these fees until its obligations under the agreement are completed and a 90-day franchisee termination and refund period has passed. Franchisee fees recognized in earnings were $16.4 million, $18.3 million and $20.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.

The Company has a program in place to finance the franchise fee for a qualifying franchisee. As of December 31, 2001 and 2002, the Company had $15.1 million and $13.5 million of outstanding notes receivable from franchisees, of which $4.0 million and $4.2 million were classified as current for the respective years (see Notes 2 and 6).

The Company defers the recognition of proceeds received in advance of satisfying revenue recognition criteria. These funds, which primarily relate to the Company's Vcom agreements, are recognized as revenue when earned by sales of related products, installation of equipment or the passage of time, all as specified by the substance of the applicable agreement (see Notes 7 and 8).

Operating, Selling, General and Administrative Expenses – Store labor, occupancy expense and corporate expenses are the primary components of OSG&A. Advertising costs, also included in OSG&A, generally are charged to expense as incurred and were $34.4 million, $32.9 million and $38.9 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Interest Expense – Interest expense is net of interest income and capitalized interest. Interest income was

$13.3 million, $13.4 million and $9.6 million, and capitalized interest was $2.6 million, $4.2 million and $3.8 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Income Taxes – Income taxes are determined using the liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets include tax carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash and Cash Equivalents – The Company considers all highly liquid investment instruments purchased with maturities of three months or less to be cash equivalents. Cash and cash equivalents include temporary cash investments of $33.3 million and $5.1 million at December 31, 2001 and 2002, respectively, stated at cost, which approximates market.

The Company utilizes a cash management system under which a book cash overdraft exists for the Company's primary disbursement accounts. These overdrafts represent uncleared checks in excess of cash balances in bank accounts at the end of the reporting period. The Company transfers cash on an as-needed basis to fund clearing checks (see Note 7).

The Company separately maintains cash in connection with its proprietary self-service financial and e-commerce kiosks, Vcom. This cash, which is itemized on the accompanying Consolidated Balance Sheets, represents cash in Vcom kiosks for use in daily transactions as well as cash in vaults waiting to be transferred to the kiosks or to banks.

Inventories – Inventories are stated at the lower of cost or market. Cost is generally determined by the LIFO method for company-operated stores in the United States and by the FIFO method for stores in Canada.

Depreciation and Amortization – Depreciation of property and equipment is based on the estimated useful lives of these assets using the straight-line method. Acquisition and development costs for significant business systems and related software for internal use are capitalized and are depreciated or amortized on a straight-line basis. Included in depreciation and amortization of property and equipment in the accompanying Consolidated Statements of Cash Flows is software amortization expense of $31.1 million, $33.0 million and $39.2 million for the years ended December 31, 2000, 2001 and 2002, respectively. Amortization of capital lease assets, leasehold improvements and favorable leaseholds is based on the remaining terms of the leases or the estimated useful lives, whichever is shorter.

The following table summarizes the years over which significant assets are generally depreciated or amortized:

	Years
Buildings	25
Leasehold improvements	3 to 20
Equipment	3 to 10
Software and other intangibles	3 to 10

Store Closings and Asset Impairment – The Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002 (see Note 5). SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of. The statement also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. Adoption of the standard did not have a material impact on the Company's impairment policy or net earnings; however, it did result in classifying the operations of certain stores as discontinued operations in the accompanying Consolidated Statements of Earnings.

The Company writes down property and equipment of stores it is closing to estimated net realizable value at the time management commits to a plan to close such stores. If the stores are leased, the Company will also accrue for related future estimated rent and other expenses if the expenses are expected to exceed estimated sublease rental income. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts. The Company also uses its experience in subleasing similar property to estimate future sublease income.

Effective January 1, 2002, the results of operations of certain owned and leased stores are presented as discontinued operations in accordance with the provisions of SFAS No. 144. The results of operations of owned stores are presented as discontinued operations beginning in the quarter in which management commits to a plan to close the related store and actively markets the store. The results of operations of a leased store are presented as discontinued operations beginning in the quarter in which the related store ceases operations. The results of operations include related write-downs of stores to estimated net realizable value and accruals for future estimated rent and other expenses in excess of estimated sublease rental income.

The Company's long-lived assets are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, the Company also conducts an annual impairment test of its goodwill and intangible assets with indefinite lives in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note 6). The impairment test for goodwill is comprised of two steps. Step one compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, then goodwill is impaired and step two is required to measure the amount of impairment loss. Step two compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount is greater than the implied fair value of the goodwill, an impairment loss is recognized for the excess.

The impairment test for intangible assets with indefinite lives consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment loss is recognized for the excess.

Asset Retirement Obligations – Effective January 1, 2002, the Company adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. SFAS No. 143 requires the Company to recognize an estimated liability for the removal of its underground gasoline storage tanks (see Note 8).

As of January 1, 2002, the Company recognizes the future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with the provisions of SFAS No. 143. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank.

Stock-Based Compensation – The 1995 Stock Incentive Plan (the "Stock Incentive Plan") provides for the granting of stock options, stock appreciation rights, performance shares, restricted stock, restricted stock units, bonus stock and other forms of stock-based awards and authorizes the issuance of up to 8.2 million shares over a 10-year period to certain key employees and officers of the Company (see Note 16). As of December 31, 2002, 1.4 million shares were available for future issuance under the Stock Incentive Plan.

All options granted in 2000, 2001 and 2002 were granted at an exercise price that was equal to the fair market value on the date of grant. The options granted vest annually in five equal installments beginning one year after grant date with possible acceleration thereafter based on certain improvements in the price of the Company's common stock. Vested options are exercisable within 10 years of the date granted.

The fair value of each option grant under the Stock Incentive Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the options granted: for each year presented, expected life of five years and no dividend yields, combined with risk-free interest rates of 6.72%, 5.09% and 4.67% and expected volatility of 67.76%, 67.23% and 67.54% for the years ended December 31, 2000, 2001, and 2002, respectively.

The Company has recognized no compensation cost for its stock options as it is accounting for the Stock Incentive Plan for employees under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per common share for the years ended December 31, 2000, 2001 and 2002, would have been reduced to the pro forma amounts indicated in the following table:

(Dollars in thousands, except per-share data)	December 31 2000	2001	2002
Net earnings as reported	$108,292	$83,720	$12,777
Add: Stock-based compensation expense included in reported net earnings, net of tax	—	—	133
Less: Total stock-based compensation expense determined under the fair-value-based method for all stock-option awards, net of tax	(4,639)	(4,852)	(4,290)
Pro forma net earnings	$103,653	$78,868	$ 8,620
Earnings per common share			
As reported			
Basic	$ 1.08	$ .80	$ .12
Diluted	.98	.75	.13
Pro forma			
Basic	$ 1.04	$ .75	$ .08
Diluted	.94	.71	.10

Insurance – The Company has third-party insurance with predetermined deductibles that cover certain insurable risks. The Company's share of losses for its workers' compensation and general liability losses are recorded based on independent actuarial estimates of the aggregate liabilities for claims incurred.

Environmental – The Company accrues for the estimated future costs related to remediation activities at existing and previously operated gasoline storage sites and other operating and nonoperating properties where releases of regulated substances have been detected. Estimates of the anticipated future costs for remediation activities at such sites are based on the Company's prior experience with remediation sites and consideration of factors such as the condition of the site contamination, location of tank sites and experience with contractors that perform environmental assessment and remediation work. The reserve is determined on a site-by-site basis, and a liability is recorded for remediation activities when it is probable that corrective action will be taken and the cost of the remediation activities can be reasonably estimated.

A portion of the environmental expenditures incurred for remediation activities is eligible for reimbursement under state trust funds and reimbursement programs. A receivable is recorded for estimated probable refunds when the related liability is recorded. The amount of the receivable is based on the Company's historical collection experience with the specific state fund (or other state funds), the financial status of the state fund and the Company's priority ranking for reimbursement from the state fund. The receivable is discounted if the amount relates to remediation activities that have already been completed (see Note 14).

NOTE 2: Accounts Receivable

(Dollars in thousands)	December 31 2001	2002
Trade accounts receivable	$122,873	$155,063
Franchisee accounts and notes receivable	73,257	78,850
Environmental cost reimbursements – see Note 14	7,836	6,870
SEJ royalty receivable	4,551	1,575
Federal income tax receivable	14,933	2,935
Other accounts receivable	5,007	7,429
	228,457	252,722
Allowance for doubtful accounts	(5,023)	(4,239)
	$223,434	$248,483

NOTE 3: Inventories

(Dollars in thousands)	December 31 2001	2002
Merchandise	$ 77,988	$ 78,495
Gasoline	36,541	35,596
	$114,529	$114,091

Inventories stated on the LIFO basis that are included in inventories in the accompanying Consolidated Balance Sheets were $50.2 million and $50.0 million for merchandise and $31.0 million and $28.7 million for gasoline at December 31, 2001 and 2002, respectively. These amounts are less than replacement cost by $38.4 million and $40.9 million for merchandise and $3.0 million and $10.8 million for gasoline at December 31, 2001 and 2002, respectively.

For the years ended December 31, 2000, 2001 and 2002, certain inventory quantities were reduced resulting in a liquidation of LIFO inventory layers recorded at costs that were lower than the costs of current purchases. The effect of these reductions was a decrease in cost of goods sold of $5.8 million, $2.6 million and $754,000, respectively.

NOTE 4: Other Current Assets

	December 31	
(Dollars in thousands)	**2001**	**2002**
Prepaid expenses	$ 65,567	$ 49,604
Deferred tax assets – see Note 17	43,319	49,819
Advances for lottery and other tickets	29,754	26,846
Restricted cash – see Note 9	8,277	4,094
Assets held for sale – see Note 5	14,990	9,573
Other	6,778	901
	$168,685	$140,837

NOTE 5: Property and Equipment

	December 31	
(Dollars in thousands)	**2001**	**2002**
Cost		
Land	$ 490,607	$ 518,456
Buildings	439,254	452,695
Leasehold improvements	1,361,979	1,488,103
Equipment	1,273,167	1,419,846
Software	262,438	291,397
Construction in process	72,256	66,149
	3,899,701	4,236,646
Accumulated depreciation and amortization (includes $105,749 and $141,859 related to software)	(1,886,353)	(2,061,286)
	$ 2,013,348	$ 2,175,360

The Company accounted for 129 stores as discontinued operations under the provisions of SFAS No. 144 for the year ended December 31, 2002, and all prior periods (see Note 1). The stores presented as discontinued operations had total revenues of $167.6 million, $159.8 million and $37.6 million and pretax operating losses of $1.6 million, $11.5 million and $19.3 million for the years ended December 31, 2000, 2001 and 2002, respectively. Included in the loss on discontinued operations are losses on disposal of $3.2 million (net of tax benefit of $2.1 million) and $3.5 million (net of tax benefit of $2.3 million) for the years ended December 31, 2001 and 2002, respectively. The losses on disposal represent write-downs of stores to net realizable value and anticipated future rent and other expenses in excess of related estimated sublease income. As of December 31, 2001 and 2002, the carrying amounts of the remaining owned properties are included in other current assets in the accompanying Consolidated Balance Sheets as assets held for sale (see Note 4). These properties are being actively marketed.

In the fourth quarter of 2002, the Company recorded a pretax charge of $13.8 million for planned store closings of up to 53 underperforming stores in 2003. The amount represents write-downs of stores to net realizable value as well as anticipated future rent and other expenses in excess of related estimated sublease income. The $13.8 million is included in OSG&A expense in the accompanying Consolidated Statements of Earnings for the year ended December 31, 2002.

NOTE 6: Other Assets

	December 31	
(Dollars in thousands)	**2001**	**2002**
SEJ license royalty intangible	$ 89,420	$ 89,420
Other license royalty intangibles	15,836	15,836
Environmental cost reimbursements – see Note 14	49,257	55,622
Goodwill	29,086	30,009
Investments in available-for-sale domestic securities (no cost basis)	8,609	5,285
Restricted cash – see Note 9	15,370	16,692
Franchisee notes receivable	11,143	9,349
Other	38,513	42,576
	$257,234	$264,789

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142 (see Note 1), which addresses financial accounting and reporting for acquired goodwill and other intangible assets. The statement eliminates amortization of goodwill and intangible assets with indefinite lives and requires a transitional impairment test of these assets within six months of the date of adoption and an annual impairment test thereafter and in certain circumstances. The Company completed the transitional impairment test of goodwill and intangible assets with indefinite lives as of January 1, 2002, and the annual impairment test of these assets as of September 30, 2002, and there was no evidence of impairment in either test. The annual impairment test will be conducted each year as of the end of the third quarter.

The following is a reconciliation of both the net earnings and the basic and diluted net earnings per common share between the amounts reported by the Company and the adjusted amounts reflecting the new accounting requirements for the periods presented (in thousands, except per-share data):

	Years Ended December 31		
	2000	2001	2002
Net earnings as reported	$108,292	$83,720	$12,777
Add back:			
Goodwill amortization, net of tax	465	509	—
Indefinite-lived intangibles amortization, net of tax	11,534	11,545	—
Net earnings as adjusted	$120,291	$95,774	$12,777
Basic earnings per common share as reported	$ 1.08	$ .80	$ .12
Add back:			
Goodwill amortization, net of tax	—	—	—
Indefinite-lived intangibles amortization, net of tax	.12	.11	—
Basic earnings per common share as adjusted	$ 1.20	$ .91	$ .12
Diluted earnings per common share as reported	$ .98	$ .75	$ .13
Add back:			
Goodwill amortization, net of tax	—	—	—
Indefinite-lived intangibles amortization, net of tax	.09	.09	—
Diluted earnings per common share as adjusted	$ 1.07	$ .84	$ .13

NOTE 7: Accrued Expenses and Other Liabilities

	December 31	
(Dollars in thousands)	2001	2002
Insurance	$ 21,231	$ 21,677
Compensation	58,178	89,069
Taxes	52,953	62,990
Lotto, lottery and other tickets	50,254	52,050
Other accounts payable	49,659	52,709
Environmental costs – see Note 14	17,119	19,407
Profit sharing – see Note 13	16,381	14,480
Interest	5,745	6,930
Book overdrafts payable – see Note 1	69,721	49,084
Deferred income – see Note 1	21,221	22,815
Other current liabilities	52,807	66,412
	$415,269	$457,623

The Company initiated cost reduction efforts in 2002 to streamline administrative functions and consolidate divisions, resulting in the elimination of approximately 125 positions. The results of operations for the year ended December 31, 2002, include a $5.6 million charge to OSG&A expense for severance costs. As of December 31, 2002, $2.2 million was included in accrued expenses and other liabilities in the accompanying Consolidated Balance Sheets relating to unpaid severance costs.

NOTE 8: Deferred Credits and Other Liabilities

	December 31	
(Dollars in thousands)	2001	2002
Deferred income taxes	$108,070	$118,137
Underground gasoline storage tanks	—	52,463
Insurance	49,937	49,737
Post-employment benefits – see Note 13	43,612	46,393
Straight-line rent accrual	31,831	41,807
Deferred income – see Note 1	18,668	27,264
Environmental	18,987	21,364
Other	23,642	29,830
	$294,747	$386,995

SFAS No. 143 requires the Company to recognize an estimated liability for the removal of its underground gasoline storage tanks (see Note 1). The estimated liability is based on historical experience in removing these tanks, estimated tank useful lives, external estimates as to the cost to remove the tanks in the future and federal and state regulatory requirements. The liability is discounted using a credit-adjusted risk-free rate of approximately 8%. Revisions to the liability could occur due to changes in tank removal costs or tank useful lives, or if federal or state regulators enact new requirements on the removal of such tanks.

Upon adoption of SFAS No. 143, the Company recorded a discounted liability of $53.6 million, increased net property and equipment by $6.7 million and recognized a one-time cumulative effect charge of $28.1 million (net of deferred tax benefit of $18.8 million). Pro forma effects on earnings from continuing operations before cumulative effect of accounting change for the years ended December 31, 2000 and 2001, assuming the adoption of SFAS No. 143 as of January 1, 2000, were not material to net earnings or earnings per share. The pro forma liability as of January 1, 2001, would have been approximately $52 million.

A reconciliation of the Company's liability for the removal of its underground gasoline storage tanks for the year ended December 31, 2002, is as follows (in thousands):

Upon adoption at January 1, 2002	$53,648
Liabilities incurred	561
Liabilities settled	(2,641)
Accretion expense	2,835
Revisions to estimate	—
	$54,403

As of December 31, 2002, $52.5 million of the $54.4 million liability is included in deferred credits and other liabilities in the accompanying Consolidated Balance Sheets.

The Company received $21.1 million and $16.0 million in placement fees from strategic Vcom partners in 2001 and 2002, respectively. The Company recognized $7.0 million and $3.0 million of such fees as an offset to costs associated with the Vcom pilot in OSG&A expense and $927,000 and $3.7 million in other income in 2001 and 2002, respectively. As of December 31, 2001 and 2002, $13.2 million and $22.5 million, respectively, of the fees received had not been recognized in earnings and are included in deferred income. Of the total amounts recorded, $13.2 million and $12.3 million are included in accrued expenses and other liabilities (see Note 7) and the remainder in deferred credits and other liabilities as of December 31, 2001 and 2002, respectively. The Company amortizes substantially all placement fee income over the term of the applicable agreement.

NOTE 9: Debt

(Dollars in thousands)	December 31 2001	2002
Revolving Credit Facility	$ —	$ —
Commercial paper	471,635	476,396
5% First Priority Senior Subordinated Debentures due 2003	263,222	251,258
4½% Second Priority Senior Subordinated Debentures (Series A) due 2004	123,922	118,910
4% Second Priority Senior Subordinated Debentures (Series B) due 2004	20,368	19,627
Yen Loans	168,983	144,411
7½% Cityplace Term Loan due 2005	220,068	214,205
Capital lease obligations	163,487	187,991
Other	2,930	2,434
	1,434,615	1,415,232
Less: Current portion of commercial paper	71,635	—
Long-term debt due within one year	79,073	48,609
	$1,283,907	$1,366,623

Revolving Credit Facility – The Company is obligated to a group of lenders under a $200 million unsecured revolving credit agreement ("Credit Agreement"). The Credit Agreement includes a sublimit of $150 million for letters of credit. The revolving credit facility expires in January 2006. At December 31, 2002, outstanding letters of credit under the facility totaled $79.1 million, which reduced available funds under the revolver to $120.9 million.

Interest on the borrowings under the revolving credit facility is generally payable quarterly and is based on a variable rate equal to the administrative agent bank's base rate (4.25% at December 31, 2002) or, at the Company's option, at a rate equal to a reserve-adjusted Eurodollar rate plus a margin determined by the Company's credit ratings for senior long-term indebtedness. As of December 31, 2002, the one-month Eurodollar rate was 1.36% and the applicable margin rate was 0.725%. The applicable margin rate is a modified rate that became effective on March 31, 2002, at the time that the Company executed an amendment to the Credit Agreement.

A facility fee of 0.15% per year is charged on the aggregate amount of the revolving credit facility. In addition, if the average outstanding balance of the facility is greater than or equal to two-thirds of the available borrowings under the facility, a utilization fee is charged on the average outstanding principal amount of loans and the undrawn face amount of the letters of credit. The utilization fee is also tied to the Company's senior long-term indebtedness as described above, and was 0.375% as of December 31, 2002. All fees are paid quarterly.

The Credit Agreement, as amended, contains various financial and operating covenants that require, among other things, the maintenance of certain financial ratios including interest and rent coverage, consolidated total indebtedness and consolidated senior indebtedness to earnings before interest, income taxes, depreciation, amortization and the interest component of rent expense on certain lease facilities. The Credit Agreement also contains various covenants that, among other things (a) limit the Company's ability to incur or guarantee indebtedness or other liabilities other than under the Credit Agreement; (b) limit the Company's ability to engage in asset sales and sale/leaseback transactions; (c) limit the types of investments the Company can make; and (d) limit the Company's ability to pay cash dividends or redeem or prepay principal and interest on any subordinated debt.

Commercial Paper – The availability of borrowings under the Company's commercial paper facility is $650 million. At December 31, 2001 and 2002, $400.0 million and $476.4 million of the respective $471.6 million and $476.4 million outstanding principal amounts, net of discount, was classified as long-term debt since the Company intends to maintain at least these amounts outstanding during the next year. Such debt is unsecured and is fully and unconditionally guaranteed by IY. IY has agreed to continue its guarantee of all commercial paper issued through 2004. While it is not anticipated that IY would be required to perform under its commercial paper guarantee, in the event IY makes any payments under the guarantee, the Company and IY have entered into an agreement by which the Company is required to reimburse IY subject to certain restrictions in the Credit Agreement. The restrictions principally specify that no reimbursements can be made until one year after repayment in full of amounts outstanding under the Credit Agreement. The weighted-average interest rate was 2.0% and 1.5% on commercial paper borrowings outstanding at December 31, 2001 and 2002, respectively.

Debentures – The Debentures are accounted for in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring," and were recorded at an amount equal to the future undiscounted cash payments, both principal and interest ("SFAS No. 15 Interest"). Accordingly, no interest expense will be recognized over the life of these securities, and cash interest payments will be charged against the recorded amount of such securities. Interest on all of the Debentures is payable in cash semiannually on June 15 and December 15 of each year.

The 5% First Priority Senior Subordinated Debentures, due December 15, 2003, had an outstanding principal balance of $239.3 million at December 31, 2002, and are redeemable at any time at the Company's option at 100% of the principal amount.

The Second Priority Senior Subordinated Debentures are redeemable at any time at the Company's option at 100% of the principal amount and are described as follows:

- 4½% Series A Debentures, due June 15, 2004, had an outstanding principal balance of $111.4 million at December 31, 2002.
- 4% Series B Debentures, due June 15, 2004, had an outstanding principal balance of $18.5 million at December 31, 2002.

The Debentures contain certain covenants that, among other things (a) limit the payment of dividends and certain other restricted payments by both the Company and its subsidiaries; (b) require the purchase by the Company of the Debentures at the option of the holder upon a change of control; (c) limit additional indebtedness; (d) limit future exchange offers; (e) limit the repayment of subordinated indebtedness; (f) require board approval of certain asset sales; (g) limit transactions with certain stockholders and affiliates; and (h) limit consolidations, mergers and the conveyance of all or substantially all of the Company's assets.

The First and Second Priority Senior Subordinated Debentures are subordinate to the borrowings outstanding under the Credit Agreement and to outstanding mortgages and notes that are either backed by specific collateral or are general unsecured, unsubordinated obligations. The Second Priority Debentures are subordinate to the First Priority Debentures.

During 2003, the Company intends to retire all outstanding Debentures with proceeds from a financing agreement with SEJ (see "SEJ Notes" below). The Company anticipates that it will recognize a gain when the Debentures are retired as a result of the inclusion of SFAS No. 15 Interest in the carrying amount of the debt. All Debentures are classified as noncurrent, and maturities reflect the terms of the SEJ Notes.

Yen Loans – The Company has monetized its future royalty payments from SEJ, its area licensee in Japan, through fixed-rate yen-denominated loans that are nonrecourse to the Company as to principal and interest. These loans, which are referred to as the "1988 Yen Loan," the "1998 Yen Loan" and the "2001 Yen Loan," are collateralized by the Japanese trademarks and a pledge of the future area license royalty payments from SEJ. The 1988 Yen Loan was repaid in August 2001.

As of December 31, 2002, the principal balance on the 1998 Yen Loan was 7.2 billion yen or $60.2 million at the exchange rate in effect on that date (118.76). The 1998 Yen Loan has an interest rate of 2.3%, and principal and interest are paid semiannually from the SEJ area license royalty income. In August 2002, the royalty rate from SEJ was reduced in accordance with the terms of the license agreement (see Note 1). Based on current royalty income projections, the final payment will be made in 2006.

As of December 31, 2002, the principal balance on the 2001 Yen Loan was 10 billion yen or $84.2 million at the exchange rate in effect on that date (118.76). The 2001 Yen Loan has an interest rate of 1.8%, and principal and interest are payable from the SEJ area license royalty income. Semiannual principal payments commence April 2007, and semiannual interest payments began October 2002 in accordance with the loan agreement. Interest expense exceeds interest paid until commencement of principal payments in 2007, at which time interest paid will exceed interest expense. Based on current royalty income projections, the final payment will be made in 2011.

The 1998 Yen Loan and the 2001 Yen Loan were funded by entities formed by the lenders. The Company has no management control or equity interest in these entities. The Company's obligation to the entities is known (i.e., principal and interest payments as defined in the loan agreements), and the Company has no contingent obligations. The entities enable lenders to convert a portion of the Company's fixed-rate debt to variable-rate debt and to receive interest payments on a current basis.

The SEJ area license royalty is remitted monthly into a yen-denominated account for the benefit of the Company. Principal and interest payments on the 1998 and 2001 Yen Loans are made from this account semiannually in accordance with the loan agreements. After the semiannual principal and interest payments are made from this account, any excess amount, as defined by the loan agreements, is released to the Company for general-purpose use. The account held 329.9 million yen or $2.8 million at December 31, 2002 (see Note 4).

By using its SEJ royalty receipts to service the principal and interest payments on the yen loans, the Company has an economic hedge against fluctuations in the Japanese yen to U.S. dollar exchange rate. As a result of this hedge, the 1988 and 1998 yen loans and related interest expense and payable were recorded in the Company's consolidated financial statements as of December 31, 2000, utilizing the Japanese yen to U.S. dollar exchange rates in effect at the date of the borrowings (125.35 for the 1988 Yen Loan and 129.53 for the 1998 Yen Loan). Additionally, the SEJ royalty for the year ended December 31, 2000, was recorded at the 125.35 exchange rate as it was utilized to service the 1988 Yen Loan.

Although SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," nullified the hedge accounting treatment the Company was applying to the SEJ royalty and yen loans, the Company's economic hedge against changes in the Japanese yen to U.S. dollar exchange rate remains in place. Upon adoption of SFAS No. 133 on January 1, 2001, the Company adjusted the outstanding yen loans, related interest payable and the SEJ royalty receivable to reflect the Japanese yen to U.S. dollar exchange rate quoted for January 1, 2001 (114.35). As a result, the Company increased the yen loans, related interest payable and SEJ royalty receivable by $16.1 million, with an offsetting charge of $9.8 million (net of deferred taxes of $6.3 million) to Cumulative Effect of Accounting Change in the Consolidated Statements of Earnings.

The Company adjusts the balance of the yen loans at each reporting date to reflect the current Japanese yen to U.S. dollar exchange rate, and the resultant foreign currency exchange gain or loss is recognized in earnings. In addition, the Company records the SEJ royalty and interest expense on the yen loans at the average Japanese yen to U.S. dollar exchange rate for the respective periods. The Company recorded $15.9 million and ($15.1) million of net conversion gain (loss) in OSG&A from the adjustment of the yen loans to the Japanese yen to U.S. dollar exchange rate for the years ended December 31, 2001 and 2002, respectively.

Cityplace Term Loan – Cityplace Center East Corporation ("CCEC"), a subsidiary of the Company, constructed the headquarters tower, parking garages and related facilities of the Cityplace Center development and is currently obligated to The UFJ Bank, Limited, New York Branch ("UFJ"), which has a lien on the property financed. The debt with UFJ has monthly payments of principal and interest based on a 25-year amortization at 7.5%, with the remaining principal of $199.3 million due on March 1, 2005 (the "Cityplace Term Loan"). In December 2000, the Company purchased and retired approximately $36.1 million of the outstanding principal for $33.2 million. This resulted in a gain of $2.9 million, which is included in OSG&A in the accompanying Consolidated Statements of Earnings. Under the terms of the Cityplace Term Loan, the Company is required to maintain cash reserves of $15 million (see Note 6).

The Company leases the building from CCEC, occupying part of the building as its corporate headquarters and subleasing the balance to third parties. CCEC pays to UFJ an amount that is equal to the Company's rental payments on the property. Upon sale or refinancing of the building, CCEC will pay to UFJ 60% of the proceeds less $275 million and permitted costs.

Maturities – Long-term debt maturities assume the continuance of the commercial paper program and the IY guarantee. The maturities, which include capital lease obligations as well as SFAS No. 15 Interest accounted for in the recorded amount of the Debentures, are as follows (dollars in thousands):

2003	$ 48,609
2004	39,362
2005	232,643
2006	79,610
2007	126,116
Thereafter	888,892
	$1,415,232

SEJ Notes – In January 2003, the Company entered into a note purchase agreement that authorizes the issuance and sale of up to $400 million aggregate principal amount of Senior Subordinated Notes due January 27, 2010 ("Notes") to SEJ. The Notes, which will be used for general corporate purposes and to retire the Debentures, will be issued by the Company and purchased by SEJ in multiple tranches through December 30, 2003. Interest on the Notes is calculated for each tranche on its issuance date and is set by a formula tied to the United States Treasury Rate and Japanese government bond rates. The Notes are subordinate to all obligations outstanding under the Credit Agreement. The Company is required to repay the Notes in eight equal semiannual installments beginning July 2006 and ending January 2010, and interest payments on the unpaid balance of the Notes are required semiannually beginning January 2003. On January 10, 2003, the Company received $100 million from SEJ under the note purchase agreement; the interest rate on this tranche is stated at 3.41%.

NOTE 10: Convertible Quarterly Income Debt Securities

In November 1995, the Company issued $300 million principal amount of Convertible Quarterly Income Debt Securities due 2010 ("1995 QUIDS") to IY and SEJ. The 1995 QUIDS have no amortization, and interest of 4.5% is payable semiannually. The Company has the right to defer interest payments at any time for up to 20 consecutive quarters. The holder of the 1995 QUIDS can convert the debt anytime at a rate of $20.80 per share of the Company's common stock. The conversion rate represents a premium to the market value of the Company's common stock at the time of issuance of the 1995 QUIDS.

In February 1998, the Company issued $80 million principal amount of Convertible Quarterly Income Debt Securities Due 2013 ("1998 QUIDS") to IY and SEJ. The 1998 QUIDS have no amortization, and interest of 4.5% is payable semiannually. The instrument gives the Company the right to defer interest payments thereon for up to 20 consecutive quarters. The debt mandatorily converts into 6,501,686 shares of the Company's common stock if (a) the Company's stock trades above $12.30 for 20 of 30 consecutive trading days after the fifth anniversary of issuance; (b) the Company's stock trades above $14.77 for 20 of 30 consecutive trading days after the third anniversary of issuance and before the fifth anniversary; or (c) the Company's stock closes at or above $12.30 on the last trading day prior to maturity. The 1998 QUIDS, together with the 1995 QUIDS (collectively, "Convertible Debt"), are subordinate to all existing debt.

The financial statements include interest payable of $760,000 as of December 31, 2001 and 2002, as well as interest expense of $17.4 million for the years ended December 31, 2000, 2001 and 2002, related to the Convertible Debt. As of December 31, 2002, no shares had been issued as a result of debt conversion, and the Company had not deferred any interest payments in connection with the Convertible Debt.

NOTE 11: Financial Instruments

Fair Value – The disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies as indicated below.

The carrying amounts of cash and cash equivalents, trade accounts receivable, trade accounts payable and accrued expenses and other liabilities are reasonable estimates of their fair values. Letters of credit are included in the estimated fair value of accrued expenses and other liabilities.

The carrying amounts and estimated fair values of other financial instruments as of December 31, 2002, are listed in the following table:

(Dollars in thousands)	Carrying Amount	Estimated Fair Value
Commercial Paper	$476,396	$476,396
Debentures	389,795	356,152
Yen Loans	144,411	146,064
Cityplace Term Loan	214,205	222,708
Convertible Debt	380,000	380,000
Interest Rate Swap	14,560	14,560

The methods and assumptions used in estimating the fair value for each of the classes of financial instruments presented in the table above are as follows:

- Commercial paper borrowings are sold at market interest rates and have an average remaining maturity of less than 26 days. Therefore, the carrying amount of commercial paper is a reasonable estimate of its fair value. The guarantee of the commercial paper by IY is an integral part of the estimated fair value of the commercial paper borrowings.
- The fair value of the Debentures is estimated based on December 31, 2002, bid prices obtained from investment banking firms where traders regularly make a market for these financial instruments. The carrying amount of the Debentures includes $20.6 million of SFAS No. 15 Interest.
- The fair value of the Yen Loans is estimated by calculating the present value of the future yen cash flows at current interest and exchange rates.
- The fair value of the Cityplace Term Loan is estimated by calculating the present value of the future cash flows at a current interest rate for a similar financial instrument.
- It is not practicable, without incurring excessive costs, to estimate the fair value of the Convertible

Debt (see Note 10) at December 31, 2002. The fair value would be the sum of the fair values assigned to both an interest rate and an equity component of the debt by a valuation firm.

- The fair value of the Interest Rate Swap is estimated based on discounted cash flows for the term of the swap using forward three-month LIBOR rates as of December 31, 2002, and represents the estimated amount the Company would pay if the Company chose to terminate the swap as of December 31, 2002.

Derivatives – The Company adopted the provisions of SFAS No. 133 as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in foreign exchange rates and interest rates. The Company is party to a $250 million notional principal amount interest rate swap agreement. The Company currently pays a fixed interest rate of 6.096% on the $250 million notional amount until February 2004. A major financial institution, as counterparty to the agreement, pays the Company interest at a floating rate based on three-month LIBOR on the notional amount during the term of the agreement. Interest payments are made quarterly on a net settlement basis. The interest rate swap has been accounted for as a hedge and, accordingly, any difference between amounts paid and received is recorded as interest expense. The impact on net interest expense as a result of this agreement was nominally favorable for the year ended December 31, 2000, and was an increase of $4.3 million and $10.9 million for the years ended December 31, 2001 and 2002, respectively. The Company is at risk of loss from this swap agreement in the event of nonperformance by the counterparty when the floating interest rate exceeds the Company's fixed interest rate.

Under SFAS No. 133, the $250 million interest rate swap is treated as a cash flow hedge of the Company's interest rate exposure in connection with its commercial paper program. Upon adoption of SFAS No. 133 on January 1, 2001, the Company recorded a liability of $2.0 million representing the fair value of the interest rate swap as of January 1, 2001, with the offset of $1.2 million (net of deferred taxes of $784,000) to Accumulated Other Comprehensive Earnings. The Company adjusts the carrying value of the interest rate swap to fair value at each reporting date with a corresponding offset to Accumulated Other Comprehensive Earnings. Additionally, the Company reviews the effectiveness of the interest rate swap at each reporting date and recognizes the ineffective portion of the interest rate swap in earnings for the period reported. The Company recognized charges of $310,000 and $440,000 to interest expense in connection with ineffectiveness for the years ended December 31, 2001 and 2002, respectively.

In addition, upon adoption of SFAS No. 133, the Company transferred January 1, 2001, asset and liability balances of $2.4 million and ($4.3 million), respectively, related to previous interest rate swap activity, to Accumulated Other Comprehensive Earnings. These balances will continue to be amortized into earnings as an adjustment to interest expense through February 2004.

NOTE 12: Leases

Leases – Certain property and equipment used in the Company's business is leased. Generally, real estate leases are for primary terms from 14 to 20 years with options to renew for additional periods, and equipment leases are for terms from one to 10 years.

In 1999 the Company entered into a lease facility that provided $96.6 million in off-balance sheet financing, which was used for constructing new stores and acquiring operating convenience stores from third parties not affiliated with the Company. Under the agreement, a trust funded by a group of senior lenders either acquired land and undertook construction projects with the Company acting as the construction agent or acquired operating convenience stores. After a store was constructed or acquired, the trust leased the store to the Company for an amount equal to the interest expense on the applicable store's construction costs or, in the case of operating convenience stores, the acquisition price of the land, building, motor fuels equipment and other fixtures, at LIBOR plus 2.1%. The base lease term under this facility expires in February 2005. In 2002, the Company purchased two of the stores for a total of $3.3 million.

In 2001 the Company entered into an additional lease facility that provides up to $100 million in off-balance sheet financing with essentially the same terms as the 1999 facility. Rent expense on stores constructed or purchased with money from this facility is equal to the interest expense on the applicable store's construction costs or, in the case of operating convenience stores acquired, the acquisition price of the land, building, motor fuels equipment and other fixtures, at LIBOR plus 1.1%. The base lease term under this facility expires in July 2006 and, as of December 31, 2002, the trust had funded $96.7 million from this facility.

Under both agreements, after the initial lease term has expired, the Company has the option of (a) extending the lease for an additional period subject to the approval of the trust; (b) purchasing the property for an amount approximating the trust's interest in such property, which is equal to the total amount of funds advanced by the trust; or (c) vacating the property, arranging for the sale to a third party and paying the trust the net proceeds from the sale. If the sale proceeds are less than the trust's interest in the property, the Company is required to reimburse the trust for the deficiency (such reimbursement not to exceed 84% of the trust's interest in the property). If the sale proceeds exceed the trust's interest in the properties, the Company is entitled to all of such excess amounts. The leases, which are accounted for as operating leases, contain financial and operating covenants similar to those under the Company's Credit Agreement (see Note 9). The Company paid $6.4 million in rent expense to the trusts in 2002.

The trusts, which have no assets or obligations other than those associated with the Company, are substantive entities in which a major financial institution is the primary equity holder. The Company has no management control or equity interest in the trusts. The Company's obligation to the trusts is known (i.e., the rental payments), and the Company has no contingent obligation other than the guaranteed residual value noted above. The Company estimates that the fair value of the trusts' assets as of December 31, 2002, is greater than or equal to original construction or acquisition costs; therefore, the guarantee of residual value is not recorded as a liability in the Company's consolidated financial statements. The maximum potential amount of future payments the Company could be required to make under the guarantee is 84% of the trusts' interest in the properties, as noted above, or approximately $160 million.

In 2000 the Company entered into sale-leaseback agreements whereby land, buildings and associated real and personal property improvements were sold and leased back by the Company. The Company received net proceeds of $71.9 million on the sale of 33 stores. The gain on the sale of the properties of approximately $12 million was deferred and is being recognized on a straight-line basis over the initial term of the leases.

Under the terms of the sale-leaseback agreements, the Company will make rental payments over terms ranging from 16 to 18 ½ years. At the expiration of the initial lease term, the Company will have the option of renewing the lease for up to six renewal terms of up to five years per renewal term at predetermined increases. The leases do not contain purchase options or guaranteed residual values; however, the Company has the right of first refusal after the first five years of the initial lease term with respect to any offers to purchase the properties which the lessor receives. The leases are being accounted for as operating leases.

Effective November 2002, the Company entered into a lease agreement with a third-party institution whereby the Company will lease up to $53.0 million of Vcom equipment with funding provided by the third-party institution. The leases are being accounted for as capital leases having a five-year lease term from the date of funding, and funding occurs on a monthly basis from December 27, 2002, through March 31, 2003. During the term of the lease, the Company may elect to purchase all (but not less than all) of the Vcom equipment then under lease for a purchase price generally equal to the total asset balance plus any accrued and unpaid rent. Additionally, the Company may elect to terminate the lease of all (but not less than all) Vcom equipment then under lease by electing a cash sale of such equipment to a third party.

At the end of the lease, the Company may elect to (a) renew the lease for all (but not less than all) of the equipment for a period mutually agreed upon by the Company and the third-party institution or (b) purchase or sell the equipment under the same terms as above. The third-party institution may agree or decline to renew the lease at its sole discretion. The interest rate is LIBOR plus 1.25%. As of December 31, 2002, the Company had recorded $8.6 million in capital lease liabilities resulting from funding under the lease agreement.

The Company is party to a $115 million master lease facility used primarily for electronic point-of-sale equipment and software associated with the Company's retail information system. The leases relating to point-of-sale equipment are accounted for as operating leases. The leases relating to software are accounted for as capital leases.

Individual leases under this master lease facility have base terms that will expire at various times during the period September 30, 2002, through September 30, 2004, at which time the Company has an option to cancel all leases under this facility by purchasing the equipment or arranging its sale to a third party. The Company has an option to renew the leases semiannually until five years after the beginning of the individual leases. At each semiannual renewal date, the Company has the option to purchase the equipment and end the lease. Individual leases may be extended beyond five years through an extended rental agreement. One lease under this master lease facility expired in the third quarter of 2002, and the Company exercised its option to end the lease by purchasing the software associated with the lease.

The composition of capital leases reflected as property and equipment in the Consolidated Balance Sheets is as follows:

(Dollars in thousands)	December 31 2001	2002
Buildings	$189,965	$208,546
Equipment	2,210	10,196
Software	40,813	40,813
	232,988	259,555
Accumulated amortization	(85,014)	(91,451)
	$147,974	$168,104

The present value of future minimum lease payments for capital lease obligations is reflected in the Consolidated Balance Sheets as long-term debt. The amount representing imputed interest necessary to reduce net minimum lease payments to present value has been calculated generally at the Company's incremental borrowing rate at the inception of each lease.

Future minimum lease payments for years ending December 31 are as follows:

(Dollars in thousands)	Capital Leases	Operating Leases
2003	$ 29,051	$ 197,369
2004	28,599	180,110
2005	27,923	147,138
2006	26,780	117,321
2007	25,527	91,014
Thereafter	195,968	631,718
Future minimum lease payments	333,848	$1,364,670
Estimated executory costs	(73)	
Amount representing imputed interest	(145,786)	
Present value of future minimum lease payments	$187,989	

Minimum noncancelable sublease rental income to be received in the future, which is not included above as an offset to future payments, totals $7.4 million for capital leases and $6.5 million for operating leases.

Rent expense on operating leases for the years ended December 31, 2000, 2001 and 2002, totaled $195.8 million, $211.2 million and $223.4 million, respectively, including contingent rent expense of $12.4 million, $13.2 million and $12.9 million, which has been reduced by sublease rent income of $3.8 million, $3.6 million and $3.6 million. Contingent rent expense on capital leases for the years ended December 31, 2000, 2001 and 2002, was $1.6 million, $1.5 million and $1.5 million, respectively. Contingent rent expense is generally based on sales levels or changes in the Consumer Price Index.

Leases with the Savings and Profit Sharing Plan – At December 31, 2002, the 7-Eleven, Inc. Employees' Savings and Profit Sharing Plan ("Savings and Profit Sharing Plan") owned one store leased to the Company under a capital lease and 421 stores leased to the Company under operating leases at rentals which, in the opinion of management, approximated market rates at the inception date of each lease. In addition, in 2000, 2001 and 2002, there were 24, 71 and 44 leases, respectively, that either expired or, as a result of properties that were sold by the Savings and Profit Sharing Plan to third parties, were canceled or assigned to the new owner. Also, the Company exercised its right of first refusal and purchased 19, two and 10 properties from the Savings and Profit Sharing Plan in 2000, 2001 and 2002, respectively, for an aggregate purchase price of $9.2 million, $748,000 and $3.4 million in the respective years.

Rent expense under operating leases and amortization of capital lease assets were $18.3 million, $17.6 million and $16.2 million for the years ended December 31, 2000, 2001 and 2002, respectively, for leases with the Savings and Profit Sharing Plan.

NOTE 13: Benefit Plans

Profit Sharing Plans – The Company maintains the Savings and Profit Sharing Plan for its U.S. employees and the 7-Eleven Canada, Inc. Pension Plan for its Canadian employees. These plans provide retirement benefits to eligible employees.

Contributions to the Savings and Profit Sharing Plan, a 401(k) defined contribution plan, are made by both the participants and 7-Eleven. The Savings and Profit Sharing Plan was amended prospectively on February 1, 2002, such that 7-Eleven contributes an amount determined at the discretion of the Company. The contribution by the Company is generally allocated to the participants on the basis of their individual contribution and years of participation in the Savings and Profit Sharing Plan. The provisions of the 7-Eleven Canada, Inc. Pension Plan are similar to those of the Savings and Profit Sharing Plan. Total contributions to these plans for the years ended December 31, 2000, 2001 and 2002, were $16.0 million, $15.0 million and $13.5 million, respectively, and are included in OSG&A.

Postretirement Benefits – The Company's group insurance plan (the "Insurance Plan") provides postretirement medical and dental benefits for all retirees that meet certain criteria. Such criteria include continuous participation in the Insurance Plan ranging from 10 to 15 years depending on hire date, and the sum of age plus years of continuous service equal to at least 70. The Insurance Plan was amended in 2002 to provide for certain changes to eligibility requirements effective January 1, 2003. The Company contributes toward the cost of the Insurance Plan a fixed dollar amount per retiree based on age and number of dependents covered, as adjusted for actual claims experience. All other future costs and cost increases will be paid by the retirees. The Company continues to fund its cost on a cash basis; therefore, no plan assets have been accumulated.

In 2000 the Company changed its method of amortization such that, if cumulative unrecognized gains or losses at the beginning of a period exceed 40% of the accumulated postretirement benefit obligation, the entire unrecognized gain or loss will be amortized over a three-year period beginning in the subsequent year. The Company believes this new method of amortization results in a more accurate reflection of its postretirement benefit obligation by providing for more immediate recognition of gains and losses. Because the 40% threshold was first exceeded at the beginning of 2000, the accelerated amortization method was first applied in 2001. This change in accounting principle had no impact on the Company's 2000 results of operations and increased the amortization of the actuarial gain in 2001 and 2002 by approximately $2 million.

The following information on the Company's Insurance Plan is provided:

(Dollars in thousands)	December 31 2001	2002
Change in Benefit Obligation		
Net benefit obligation at beginning of year	$ 20,178	$ 22,346
Service cost	573	694
Interest cost	1,557	1,566
Plan participants' contributions	4,391	3,692
Plan amendments	—	2,912
Actuarial (gain) loss	1,472	(3,715)
Gross benefits paid	(5,825)	(4,930)
Net benefit obligation at end of year	$ 22,346	$ 22,565
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	1,434	1,238
Plan participants' contributions	4,391	3,692
Gross benefits paid	(5,825)	(4,930)
Fair value of plan assets at end of year	$ —	$ —
Funded status at end of year	$(22,346)	$(22,565)
Unrecognized net actuarial gain	(4,053)	(4,938)
Unrecognized prior service cost	—	2,912
Accrued benefit costs	$(26,399)	$(24,591)

(Dollars in thousands)	Years Ended December 31 2000	2001	2002
Components of Net Periodic Benefit Cost			
Service cost	$ 559	$ 573	$ 694
Interest cost	1,530	1,557	1,566
Amortization of actuarial gain	(691)	(2,964)	(2,829)
Net periodic benefit cost (benefit)	$1,398	$ (834)	$ (569)
End-of-Year Assumptions Used			
Discount rate	7.75%	7.00%	6.75%
Health care cost trend on covered charges			
2001 trend	12.00%	N/A	N/A
2002 trend	10.00%	10.00%	N/A
2003 trend	9.00%	9.00%	13.00%
Ultimate trend	6.00%	6.00%	6.00%
Ultimate trend reached in	2006	2006	2010

There is no effect of a one-percentage-point increase or decrease in assumed health care cost trend rates on either the total service and interest cost components or the postretirement benefit obligation for the years ended December 31, 2000, 2001 and 2002, as the Company contributes a fixed dollar amount.

Executive Protection Plan – The Company maintains the Executive Protection Plan ("EPP"), which is a supplementary benefit plan, for certain key employees of the Company. In addition to the disability and life insurance coverage available to all full-time employees of the Company, the EPP participants are eligible for supplemental disability benefits and life insurance coverage before they retire. After they retire, they are eligible for the postretirement income benefits of the EPP. No EPP assets have been accumulated as the Company funds its costs on a cash basis.

The following information on the Company's EPP is provided:

(Dollars in thousands)	December 31 2001	2002
Change in Benefit Obligation		
Net benefit obligation at beginning of year	$ 12,378	$ 14,131
Service cost	454	513
Interest cost	935	993
Actuarial loss	1,087	3,496
Gross benefits paid	(723)	(858)
Net benefit obligation at end of year	$ 14,131	$ 18,275
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	723	858
Gross benefits paid	(723)	(858)
Fair value of plan assets at end of year	$ —	$ —
Funded status at end of year	$(14,131)	$(18,275)
Unrecognized net actuarial (gain) loss	(1,032)	2,464
Unrecognized prior service cost	4,469	4,003
Net amount recognized at end of year	$(10,694)	$(11,808)
Amounts recognized in statement of financial position consist of:		
Accrued benefit liability	$(10,694)	$(11,808)
Additional minimum liability	(1,058)	(3,755)
Intangible asset	1,058	3,755
Net amount recognized	$(10,694)	$(11,808)
Accumulated Benefit Obligation (ABO)	$(11,753)	$(15,563)

(Dollars in thousands)	Years Ended December 31 2000	2001	2002
Components of Net Periodic Benefit Cost			
Service cost	$381	$ 454	$ 513
Interest cost	611	935	993
Amortization of prior service cost	—	465	465
Amortization of actuarial gain	(41)	(92)	—
Net periodic benefit cost	$951	$1,762	$1,971
End-of-Year Assumptions Used			
Discount rate	7.75%	7.00%	6.75%
Rate of compensation increase	6.00%	6.00%	5.00%

NOTE 14: Commitments and Contingencies

Distribution Services – In July 2002, the Company signed a 40-month service agreement with McLane Company, Inc. ("McLane") under which McLane provides its distribution services to 7-Eleven stores and designated combined distribution centers in the United States. The agreement became effective in September 2002 and replaces an agreement that expired in November 2002. Under the terms of the agreement, the Company's corporate stores are required to purchase a minimum percentage of eligible purchases from McLane. The Company exceeded the minimum percentage in 2002 and expects to exceed it in 2003.

Gasoline Supply – The Company has a 20-year product purchase agreement with Citgo Petroleum Corporation ("Citgo") to buy specified quantities of gasoline at market prices. The agreement expires September 2006. The market prices are determined pursuant to a formula based on the prices posted by gasoline wholesalers in the various market areas where the Company purchases gasoline from Citgo. Minimum required annual purchases under this agreement are generally the lesser of 750 million gallons or 35% of gasoline purchased by the Company for retail sale. The Company has met the minimum required annual purchases each year and expects to meet the minimum required annual purchase levels in 2003.

Information Technology – In January 2002, the Company entered into a seven-year contract with an information technology service provider. The Company is required to purchase a minimum of $25 million of services annually. In addition, the Company has other information technology service provider contracts whereby it is required to purchase a minimum of approximately $40 million of services in 2003 and 2004, and $35 million in 2005. The Company has historically exceeded these thresholds for information technology expenditures and expects to fully utilize the required minimum level of services in the future.

Product Commitments – The Company has various contracts for product purchases that require it to purchase a minimum amount of products annually. The Company has generally exceeded such minimum requirements in the past and expects to continue doing so for the foreseeable future. Failure to satisfy the minimum purchase requirements could result in termination of the contracts, changes in pricing of the products and payments to the applicable provider(s) of a predetermined percentage of the commitment(s).

Environmental – The Company accrues for the anticipated future costs and the related probable state reimbursement amounts for remediation activities at its existing and previously operated gasoline storage sites where releases of regulated substances have been detected. At December 31, 2001 and 2002, the Company's estimated undiscounted liability for these sites was $31.4 million and $36.5 million, respectively, of which $15.0 million and $17.7 million are included in deferred credits and other liabilities and the remainder is included in accrued expenses and other liabilities (see Notes 7 and 8). The Company anticipates that substantially all of the future remediation costs for detected releases at these sites as of December 31, 2002, will be incurred within the next five or six years.

Under state reimbursement programs, the Company is eligible to receive reimbursement for a portion of future remediation costs, as well as a portion of remediation costs previously paid. Accordingly, at December 31, 2001 and 2002, the Company has recorded net receivable amounts of $54.0 million and $60.0 million, respectively, for the estimated probable state reimbursements, of which $33.3 million and $34.1 million relate to remediation costs incurred in the state of California. Of the total receivables, $46.6 million and $53.5 million are included in other assets, and the remainder is included in accounts receivable (see Notes 2 and 6). In assessing the probability of state reimbursements, the Company takes into consideration each state's fund balance, revenue sources, existing claim backlog, status of cleanup activity and claim ranking. As a result of these assessments, the recorded receivable amounts in other assets are net of an allowance of $10.8 million as of December 31, 2001 and 2002.

While there is no assurance of the timing of the receipt of state reimbursement funds, based on the Company's experience, the Company expects to receive the majority of state reimbursement funds, except from California, within one to three years after payment of eligible remediation expenses, assuming that the state administrative procedures for processing such reimbursements follow historic payment practices. The Company estimates that it will receive reimbursement of most of its identified remediation expenses in California, although it may take one to 10 years to receive those reimbursement funds. As a result of the timing in receiving reimbursement funds from the various states, the portion of the recorded receivable amounts related to remedial activities that have already been completed has been discounted at approximately 5.0% and 3.9% in 2001 and 2002, respectively, to reflect present values. Thus, the 2001 and 2002 recorded receivable amounts are also net of present value discounts of $11.1 million and $8.8 million, respectively.

The Company has recognized remediation expenses of $9.2 million, $20.1 million and $23.7 million, net of recoveries of $7.8 million, $9.4 million and $11.5 million, for the years ended December 31, 2000, 2001 and 2002, respectively. Such expenses are reflected in OSG&A expense in the accompanying Consolidated Statements of Earnings. The estimated future remediation expenditures and related state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be revised. Such revisions could have a material impact on the Company's operations and financial position.

Other – As of December 31, 2002, the Company has guaranteed $3.7 million of a five-year, $15 million note between the Company's equity affiliate in Mexico and a third-party lending institution. The affiliate obtained the loan for the purpose of restructuring existing debt. The guaranteed amount is the maximum potential amount that the Company could be required to pay in the event of default by its affiliate.

The Company has contracts with its combined distribution center operators that require it to provide a certain level of financial support. The Company estimates that it will pay approximately $5 million in such fees over the next three years.

NOTE 15: Equity Transaction

On March 16, 2000, the Company issued 22,736,842 shares of common stock at $23.75 per share to IYG Holding Company in a private placement transaction, which increased their ownership in the Company to 72.7% at that time. The net proceeds of $539.4 million were used to repay the outstanding balance on the Company's bank term loan of $112.5 million and to reduce the Company's revolving credit facility by approximately $250 million and commercial paper facility by approximately $177 million.

NOTE 16: Preferred Stock and Stock Plans

Preferred Stock – The Company has 5 million shares of preferred stock authorized for issuance. Any preferred stock issued will have such rights, powers and preferences as determined by the Company's Board of Directors.

Stock Incentive Plan – A summary of the status of the Stock Incentive Plan (see Note 1) as of December 31, 2000, 2001 and 2002, and changes during the years ended on those dates, is presented below:

Fixed Options	2000 Shares (000's)	2000 Weighted-Average Exercise Price	2001 Shares (000's)	2001 Weighted-Average Exercise Price	2002 Shares (000's)	2002 Weighted-Average Exercise Price
Outstanding at beginning of year	3,094	$12.13	4,891	$14.95	5,524	$14.32
Granted	2,063	18.97	875	10.92	1,449	9.16
Exercised	(19)	13.52	(24)	9.44	(5)	9.46
Forfeited	(247)	13.27	(218)	15.38	(400)	13.78
Outstanding at end of year	4,891	14.95	5,524	14.32	6,568	13.22
Options exercisable at year-end	1,845	13.99	2,662	14.03	3,300	14.07
Weighted-average fair value of options granted during the year	$11.77		$6.58		$5.50	

Range of Exercise Prices	Options Outstanding: Options Outstanding at 12/31/02 (000's)	Options Outstanding: Weighted-Average Remaining Contractual Life	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Options Exercisable at 12/31/02 (000's)	Options Exercisable: Weighted-Average Exercise Price
$ 9.12 – $10.92	3,354	8.05	$ 9.67	1,030	$ 9.68
12.35 – 13.38	477	4.93	12.37	472	12.35
15.00 – 15.94	999	3.30	15.45	999	15.45
19.00 – 19.06	1,738	6.95	19.00	799	19.00
9.12 – 19.06	6,568	6.81	13.22	3,300	14.07

The Stock Incentive Plan provides for the granting of other forms of stock-based awards to certain key employees and officers of the Company. In 2002 the Company granted 140,000 shares of restricted stock under the Stock Incentive Plan. The grants become 25% vested on the first anniversary of the date of grant and continue to vest an additional 25% each subsequent anniversary until fully vested. Upon issuance of the restricted stock, $1.3 million in unearned compensation equivalent to the market value at the date of grant was charged to shareholders' equity in the accompanying Consolidated Balance Sheets. The amount will be amortized to expense over the four-year restriction period.

Stock Purchase Plans – In 1999 the Company adopted noncompensatory stock purchase plans that allow qualified employees and franchisees to acquire shares of the Company's common stock at market value on the open market. The Company is responsible for the payment of all administrative fees for establishing and maintaining the stock purchase plans as well as the payment of all brokerage commissions for the purchase of shares by the plans' independent administrator. In 2001 the Company added a matching-contribution component to the employee plan equal to 10% of the individual's common stock purchases for the year with certain restrictions applying. The Company's matching contribution was $73,000 for the year ended December 31, 2002.

Stock Compensation Plan for Non-Employee Directors – In 1998 the Company established the Stock Compensation Plan for Non-Employee Directors under which up to an aggregate of 240,000 shares of the Company's common stock is authorized to be issued to its non-employee directors. Eligible directors may elect to receive all, none or a portion of their directors' fees in shares of the Company's common stock. During 2000, 2001 and 2002, respectively, 12,785, 16,606 and 22,637 shares were issued under the plan.

NOTE 17: Income Taxes

The components of earnings from continuing operations before income tax expense and cumulative effect of accounting change are as follows:

(Dollars in thousands)	Years Ended December 31 2000	2001	2002
Domestic (including royalties of $77,119, $80,816 and $67,246 from area license agreements in foreign countries)	$147,334	$157,005	$78,536
Foreign	10,829	7,882	9,008
	$158,163	$164,887	$87,544

The provision for income tax expense on earnings from continuing operations before cumulative effect of accounting change in the accompanying Consolidated Statements of Earnings consists of the following:

(Dollars in thousands)	Years Ended December 31 2000	2001	2002
Current			
Federal	$ 2,260	$20,188	$ 796
Foreign	13,364	11,148	10,977
State	4,800	4,829	3,001
Subtotal	20,424	36,165	14,774
Deferred	28,507	28,141	20,244
Income tax expense on earnings from continuing operations before cumulative effect of accounting change	$48,931	$64,306	$35,018

Included in the accompanying Consolidated Statements of Shareholders' Equity (Deficit) at December 31, 2000, 2001 and 2002, respectively, are $4.6 million, $3.3 million and $2.1 million of deferred income taxes provided on unrealized gains on marketable securities. Also, at December 31, 2001, there is a deferred income tax benefit of $5.5 million provided on unrealized losses on the Company's interest rate swap (see Note 11).

Reconciliations of income tax expense on earnings from continuing operations before cumulative effect of accounting change at the federal statutory rate to the Company's actual income tax expense provided are as follows:

(Dollars in thousands)	Years Ended December 31 2000	2001	2002
Tax expense at federal statutory rate	$55,542	$58,171	$30,640
Federal income tax settlement	(12,490)	(1,522)	—
State income tax expense, net of federal income tax benefit	3,120	3,139	2,768
Foreign tax rate difference	(176)	2,117	(1,254)
Other	2,935	2,401	2,864
	$48,931	$64,306	$35,018

Significant components of the Company's deferred tax assets and liabilities are as follows:

(Dollars in thousands)	December 31 2001	2002
Deferred tax assets		
Accrued liabilities	$ 26,284	$ 54,715
Compensation and benefits	27,766	30,445
Accrued insurance	26,072	27,004
Tax credit and NOL carryforwards	—	19,260
Debt issuance costs	7,308	12,268
SFAS No. 15 Interest	15,317	8,283
Other	6,060	6,704
Subtotal	108,807	158,679
Deferred tax liabilities		
Property and equipment	(124,851)	(178,359)
Area license agreements	(41,050)	(42,102)
Other	(7,657)	(6,536)
Subtotal	(173,558)	(226,997)
Net deferred tax liability	$ (64,751)	$ (68,318)

At December 31, 2002, the Company had approximately $15.3 million of alternative minimum tax credit carryforwards with no expiration date and a tax benefit of $4.0 million from a regular tax NOL carryforward that will not expire until 2022.

NOTE 18: Earnings Per Common Share

Computations for basic and diluted earnings per common share are presented below:

(In thousands, except per-share data)	Years Ended December 31 2000	2001	2002
Basic			
Earnings from continuing operations before cumulative effect of accounting change	$109,232	$100,581	$ 52,526
Loss on discontinued operations	(940)	(7,014)	(11,610)
Cumulative effect of accounting change	—	(9,847)	(28,139)
Net earnings	$108,292	$ 83,720	$ 12,777
Weighted-average common shares outstanding	100,039	104,800	104,827
Earnings per common share from continuing operations before cumulative effect of accounting change	$ 1.09	$ .96	$ .50
Loss per common share on discontinued operations	(.01)	(.07)	(.11)
Loss per common share on cumulative effect of accounting change	—	(.09)	(.27)
Net earnings per common share	$ 1.08	$ .80	$ .12
Diluted			
Earnings from continuing operations before cumulative effect of accounting change	$109,232	$100,581	$ 52,526
Add interest on convertible quarterly income debt securities, net of tax – see Note 10	10,579	10,627	2,191
Earnings from continuing operations before cumulative effect of accounting change plus assumed conversions	119,811	111,208	54,717
Loss on discontinued operations	(940)	(7,014)	(11,610)
Cumulative effect of accounting change	—	(9,847)	(28,139)
Net earnings plus assumed conversions	$118,871	$ 94,347	$ 14,968
Weighted-average common shares outstanding (Basic)	100,039	104,800	104,827
Add effects of assumed conversions			
Stock options and restricted stock – see Note 16 (1)	476	187	140
Convertible quarterly income debt securities – see Note 10 (2)	20,924	20,924	6,503
Weighted-average common shares outstanding plus shares from assumed conversions (Diluted)	121,439	125,911	111,470
Earnings per common share from continuing operations before cumulative effect of accounting change	$ .99	$ .89	$ .48
Loss per common share on discontinued operations	(.01)	(.06)	(.10)
Loss per common share on cumulative effect of accounting change	—	(.08)	(.25)
Net earnings per common share	$ .98	$ .75	$ .13

(1) Stock options for 4,891, 3,412 and 6,568 shares of common stock for the years ended December 31, 2000, 2001 and 2002, respectively, have exercise prices that are greater than the average market prices of the common shares for each respective year.
(2) The 1995 QUIDS are not assumed converted for the year ended December 31, 2002, as they have an antidilutive effect on earnings per common share.

NOTE 19: Other Related Party Transactions

Related Party Loan – In May 2002, a financial-services subsidiary of SEJ made a personal loan of 227.5 million Japanese yen (approximately $1.75 million) to one of the Company's non-employee directors. The loan is secured by certain shares of stock owned by the director, bears interest at 2.6% and is due in May 2003. Interest expense incurred on the loan as of December 31, 2002, approximates $28,000.

NOTE 20: Recently Issued Accounting Standards

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which was issued in July 2002 and is effective for exit or disposal activities initiated after December 31, 2002. The statement requires that costs associated with exit or disposal activities must be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operation or other exit or disposal activity. For the Company, these costs generally arise from store closings and will be recorded at the time the store is closed.

SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123," was issued in December 2002 to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial statements for interim periods beginning after December 15, 2002. At the present time, the Company does not intend to adopt the fair-value-based method of accounting for its stock compensation plans.

Financial Accounting Standards Board ("FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," was issued in November 2002. The Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued (see Note 12). It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The initial recognition and measurement provisions of the Interpretation are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The Company anticipates that the adoption of this statement will not have a material, if any, impact on its financial statements.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51," was issued in January 2003. The Interpretation addresses consolidation of variable interest entities ("VIEs") to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, "Consolidated Financial Statements," does not apply because the VIEs have no voting interests or otherwise are not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The provisions of the Interpretation are effective immediately for VIEs created after January 31, 2003, and to VIEs in which an entity obtains an interest after that date. An entity with a variable interest in a VIE created before February 1, 2003, must apply the provisions no later than the first reporting period beginning after June 15, 2003. The Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements. The Company expects to include the assets, liabilities, noncontrolling interests and results of activities of the trusts discussed in Note 12 in its consolidated financial statements effective July 1, 2003. It estimates that this will result in an after-tax, one-time cumulative effect charge of approximately $9 million to $12 million. On an annual basis, the Company expects the after-tax impact on earnings from continuing operations to be a charge of approximately $5 million to $7 million.

NOTE 21: Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2001 and 2002, which has been restated due to the application of SFAS No. 144 (see Note 1), is as follows:

Year Ended December 31, 2001 (Dollars in millions, except per-share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Merchandise sales	$1,534	$1,794	$1,893	$1,688	$6,909
Gasoline sales	657	767	713	576	2,713
Net sales	2,191	2,561	2,606	2,264	9,622
Merchandise gross profit	517	617	650	581	2,365
Gasoline gross profit	51	69	74	65	259
Gross profit	568	686	724	646	2,624
Income tax expense	2	21	27	14	64
Earnings from continuing operations before cumulative effect of accounting change	3	34	42	22	101
Loss on discontinued operations	—	(1)	(1)	(5)	(7)
Cumulative effect of accounting change	(10)	—	—	—	(10)
Net earnings (loss)	(7)	33	41	17	84
Net earnings per common share from continuing operations before cumulative effect of accounting change					
Basic	.03	.32	.40	.20	.96
Diluted	.03	.29	.35	.20	.89
Net earnings (loss) per common share					
Basic	(.07)	.31	.39	.16	.80
Diluted	(.07)	.28	.35	.16	.75

The first quarter includes a cumulative effect of accounting change expense of $9.8 million (net of deferred tax benefit of $6.3 million) from the adoption of SFAS No. 133. Also included in the first quarter's earnings from continuing operations is a net conversion gain of $7.8 million (net of deferred taxes of $5.0 million) primarily resulting from adjusting the balance of the yen loans to reflect the end-of-period exchange rate of yen to U.S. dollar (see Note 9).

Year Ended December 31, 2002 (Dollars in millions, except per-share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Merchandise sales	$1,608	$1,873	$1,997	$1,802	$7,280
Gasoline sales	568	733	768	761	2,830
Net sales	2,176	2,606	2,765	2,563	10,110
Merchandise gross profit	556	659	701	613	2,529
Gasoline gross profit	43	76	68	72	259
Gross profit	599	735	769	685	2,788
Income tax expense (benefit)	(1)	23	20	(7)	35
Earnings (loss) from continuing operations before cumulative effect of accounting change	(2)	34	31	(10)	53
Loss on discontinued operations	(9)	(1)	(1)	(1)	(12)
Cumulative effect of accounting change	(28)	—	—	—	(28)
Net earnings (loss)	(39)	33	30	(11)	13
Net earnings (loss) per common share from continuing operations before cumulative effect of accounting change					
Basic	(.01)	.33	.28	(.10)	.50
Diluted	(.01)	.29	.26	(.10)	.48
Net earnings (loss) per common share					
Basic	(.37)	.32	.28	(.11)	.12
Diluted	(.37)	.29	.25	(.11)	.13

The first quarter includes a cumulative effect of accounting change expense of $28.1 million (net of deferred tax benefit of $18.8 million) from the adoption of SFAS No. 143 (see Note 1). The second quarter's earnings from continuing operations includes a net conversion loss of $8.4 million (net of deferred tax benefit of $5.6 million) primarily resulting from adjusting the balance of the yen loans to reflect the end-of-period exchange rate of yen to U.S. dollar (see Note 9). The fourth quarter's earnings from continuing operations includes a charge of $8.3 million (net of deferred tax benefit of $5.5 million) related to planned store closings in 2003 (see Note 5).

Report of Independent Accountants

To the Board of Directors and Shareholders of 7-Eleven, Inc.:

We have audited the accompanying consolidated balance sheets of 7-Eleven, Inc. and Subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of earnings, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 7-Eleven, Inc. and Subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1, 5, 6, 8, 9 and 11 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2001 and the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in 2002.

PricewaterhouseCoopers LLP

Dallas, Texas

January 30, 2003

Directors and Officers

Directors

Masatoshi Ito
Chairman of the Board*

Toshifumi Suzuki
Vice Chairman of the Board

Clark J. Matthews, II
Co-Vice Chairman of the Board*

Yoshitami Arai
Director

Masaaki Asakura
Director

Timothy Ashida
Director

Jay W. Chai
Director

Gary J. Fernandes
Director

Masaaki Kamata
Director

James W. Keyes
Director

Kazuo Otsuka
Director

Lewis E. Platt
Director

Nobutake Sato
Director

In Memoriam

John P. Thompson,
1927 – 2003



The Board of Directors of 7-Eleven, Inc., on behalf of the Company's shareholders, employees, franchisees and licensees acknowledges the death of former Chairman, President and CEO of The Southland Corporation, now 7-Eleven, Inc.

John's vision and determination transformed a company of 600 convenience stores into an industry leader and global icon. Throughout 48 years of service, he remained dedicated to the ideals — and ideas — that made Southland successful.

He leaves a legacy of devotion to his family, service to his community and loving dedication to his company.

*Upon the occasion of their retirement from the Board of Directors of 7-Eleven, Inc. in April 2003, we would like to express our gratitude to Mr. Masatoshi Ito, Chairman of the Board, and Mr. Clark J. Matthews, II, Co-Vice Chairman of the Board, for their leadership, dedication and contributions and extend to them our best wishes on their retirement.

Officers

James W. Keyes
President and Chief Executive Officer

Gary R. Rose
Executive Vice President,
Field Operations

Bryan F. Smith, Jr.
Executive Vice President,
General Counsel and Secretary

Masaaki Asakura
Senior Vice President

Edward W. Moneypenny
Senior Vice President and
Chief Financial Officer

David M. Podeschi
Senior Vice President,
Demand Chain Integration

Frank Crivello
Vice President, Northeast Division

Cynthia L. Davis
Vice President, Southwest Division

Joseph R. Eulberg
Vice President, Human Resources

Frank S. Gambina
Vice President, Mid-Pacific Division

John W. Harris
Vice President, Florida Division

David Huey
Vice President, North Pacific Division

Sylvester J. Johnson
Vice President and Controller

Gary C. Lockhart
Vice President, Gasoline Supply

P. Keith Morrow
Vice President and
Chief Information Officer

Stanley W. Reynolds
Vice President and Treasurer

Jeffrey A. Schenck
Vice President, Great Lakes Division

Nancy A. Smith
Vice President, Field Merchandising

Joseph M. Strong
Vice President, Chesapeake Division

Donald E. Thomas
Vice President, Operations Support

Rick D. Updyke
Vice President, Business
Development/E-Commerce

Investor Information

Corporate Headquarters

7-Eleven, Inc.	Mailing Address:
2711 North Haskell Avenue	P.O. Box 711
Dallas, TX 75204-2906	Dallas, TX 75221-0711
(214) 828-7011	e-mail: invest@7-11.com

Internet Address

7-Eleven's Web site on the Internet can be accessed at www.7-Eleven.com

Form 10-K and Other Investor Information

Requests for the Form 10-K for the year ended December 31, 2002, and quarterly financial information should be addressed to the Investor Relations department at the above address, or telephone (214) 828-7333. Annual Reports are mailed to all shareholders of record. Additional information is available upon request or on the 7-Eleven Web site.

Annual Meeting

The annual meeting will be held at 9:30 a.m. CDT on Wednesday, April 23, 2003, in the Cityplace Conference Center at the Company's headquarters. All shareholders and bondholders are cordially invited to attend.

Independent Auditors

PricewaterhouseCoopers LLP
Dallas, Texas

Stock Exchange Listing

7-Eleven's common stock, which trades under the symbol SE, is listed on the New York Stock Exchange. Prior to July 7, 2000, the company was listed on the Nasdaq exchange and traded under the symbol SVEV.

The company pays no dividends on its common stock as such payments are restricted by the indentures governing its outstanding securities and by 7-Eleven's Credit Agreement with its senior lenders.

The company had a 5-for-1 reverse stock split that was effective on May 1, 2000. The table on the next column adjusts for the reverse stock split and sets forth the high, low and closing market prices for the periods indicated.

Price Range: Quarters	High	Low	Close
2002			
First	12.20	8.90	11.15
Second	10.92	6.80	8.05
Third	9.48	6.65	8.57
Fourth	8.70	7.41	7.50
2001			
First	11.52	8.50	9.90
Second	13.16	8.61	11.25
Third	14.00	8.25	9.65
Fourth	12.30	9.15	11.71

Common Stock Transfer Agent/Registrar

Computershare Investor Services, LLC
2 North La Salle
Chicago, IL 60602
(312) 360-5464 or (877) 360-5464

Communication regarding investor records, including changes of address or ownership, should be directed to the company's transfer agent, Computershare Investor Services at the address listed above. To inquire by phone, please call (877) 360-5464.

Other Securities

The following other 7-Eleven securities are traded over the counter:

5% First Priority Senior Subordinated Debentures

Trustee: Chase Manhattan Trust, N.A.
Chase Financial Tower
250 W. Huron Road, Suite 220
Cleveland, Ohio 44113

4½% Second Priority Senior Subordinated Debentures

(Series A) Trustee: The Bank of New York
101 Barclay Street, Floor 21 West
New York, NY 10286

4% Second Priority Senior Subordinated Debentures

(Series B) See Trustee above

7-Eleven Around the World

7-Eleven, Inc.

State/Province

United States:

Arizona	89
California	1,200
Colorado	237
Connecticut	55
Delaware	27
District of Columbia	21
Florida	541
Idaho	11
Illinois	179
Indiana	34
Kansas	13
Maine	18
Maryland	305
Massachusetts	105
Michigan	131
Missouri	77
Nevada	198
New Hampshire	27
New Jersey	215
New York	254
North Carolina	7
Ohio	15
Oregon	129
Pennsylvania	167
Rhode Island	14
Texas	290
Utah	105
Vermont	4
Virginia	614
Washington	211
West Virginia	22
Wisconsin	12
Subtotal	**5,327**

Canada:

Alberta	147
British Columbia	147
Manitoba	49
Ontario	110
Saskatchewan	43
Subtotal	**496**
Total	**5,823**

United States and Canada:

Franchised	3,276
Company-operated	2,547
Total	**5,823**

7-Eleven Stores Licensed or Operated by Affiliates:

Australia	284
China	127
Denmark	43
Guam	8
Hong Kong	477
Japan	9,447
Malaysia	215
Mexico	366
Norway	71
Philippines	168
Puerto Rico	13
Singapore	174
South Korea	1,401
Spain	15
Sweden	70
Taiwan	3,187
Thailand	2,042
Turkey	18
United States	485
Total	**18,611**
7-Eleven Worldwide	**24,434**